

02049633

SUPPL


TULLOW

TULLOW AWARDED 5 NORTH SEA OFFSHORE PRODUCTION LICENCES

Tullow Oil plc ("Tullow"), the independent oil and gas exploration, development and production company, announces that its wholly-owned subsidiary Tullow Exploration Limited ("TEL") has been awarded five Seaward Production Licences on the United Kingdom Continental Shelf ("UKCS"). The licence awards, announced by the Minister for Industry and Energy, Brian Wilson, on 18th July comprise a total of seven UKCS blocks or part blocks, totalling approximately 340 sq km net to TEL. It represents one hundred percent success for the applications made in this competitive licence round. The awards are listed below.

Six of the blocks are in the Southern Gas Basin in close proximity to the Caister Murdoch System ("CMS") infrastructure in which TEL has a significant interest. There are undeveloped gas discoveries on two of the blocks, and a number of significant exploration leads, all of which offer the potential for early commercial production through CMS, in the case of exploration or appraisal success. The work programmes allow for the reprocessing of existing 3-D seismic data or the acquisition of new 3-D surveys, with the option to drill or drop the acreage after the data has been thoroughly assessed.

The seventh block is located in the prolific Central North Sea/Outer Moray Firth oil province. This is in partnership with the operator of the Buzzard field, the largest North Sea discovery for a number of years. This represents TEL's first acreage in this area and the block has been awarded on a similar work programme to the other blocks.

Aidan Heavey, Managing Director, Tullow Oil plc, said: "We are delighted with this major award of very prospective acreage, which marks a significant step in capitalising on the success of our purchase of the BP/ARCO assets, completed last year. It fits well with our strategy of growth from around our core areas of North Sea infrastructure. It also gives us our first opportunity to expand into the oil province of the Central North Sea. We look forward to an exciting exploration and appraisal programme."

For more information please contact:

Tullow Oil plc
John Lander, Managing Director, Tullow Exploration Limited
Graham Martin, Legal and Commercial Director
Tel: 020 7333 6800
www.tullowoil.com

Binns & Co PR Ltd
Peter Binns, Emma McCaffrey

020 7786 9600
www.binnspr.co...

dlw 9/5

Press release


TULLOW

Editor's notes:

The following blocks were awarded by the Department of Trade and Industry to TEL:

Block Number	Licensees and Equity Interests
15/28c	TEL (15%), EnCana (55%)*, Paladin (20%), Montrose (10%)
44/11 and 44/12	TEL (35%), Gaz De France (37.5%)*, Consort (27.5%)
44/16	TEL (35%), Gaz De France (37.5%)*, Consort (27.5%)
44/18b and 44/23b	TEL (22.5%), Conoco (50%)*, Gaz De France (27.5%)
44/28a	TEL (22.5%), Conoco (50%)*, Gaz De France (27.5%)

*denotes operator


TULLOW

Tullow Oil plc
19 July 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1)	NAME OF COMPANY	Tullow Oil Plc
2)	NAME OF SHAREHOLDER HAVING A MAJOR INTEREST	Morgan Stanley Securities Limited
3)	Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	See 2 above
4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.	Morgan Stanley Securities Limited
5)	Number of shares/amount of stock acquired.	Not disclosed
6)		(Not disclosed %) of issued Class
7)	Number of shares/amount of stock disposed	Not disclosed
8)		(Not disclosed %) of issued Class
9)	Class of security	Ordinary shares of 10p each
10)	Date of transaction	17 July 2002
11)	Date company informed	18 July 2002
12)	Total holding following this notification	No longer notifiable
13)	Total percentage holding of issued class following this notification	No longer notifiable
14)	Any additional information	N/A
15)	Name of contact and telephone number for queries	Tom Hickey, 020 7333 6843
16)	Name and signature of authorised company official responsible for making this notification	

Date of Notification ....19 July 2002...



Company Tullow Oil plc
16 Jul 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY TULLOW OIL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

MORGAN STANLEY SECURITIES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

MORGAN STANLEY SECURITIES LIMITED

5) Number of shares/amount of stock acquired. NOT DISCLOSED

6) (%) of issued Class NOT DISCLOSED

7) Number of shares/amount of stock disposed NOT DISCLOSED

8) (%) of issued Class NOT DISCLOSED

9) Class of security Ordinary Shares of 10p each

10) Date of transaction 11 JULY 2002

11) Date company informed 15 JULY 2002

12) Total holding following this notification 16,750,000

13) Total percentage holding of issued class following this notification 4.66%

14) Any additional information N/A

15) Name of contact and telephone number for queries

TOM HICKEY, 020 7333 6843

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 16 JULY 2002


TULLOW

Company Tullow Oil plc
19 Jun 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company — Tullow Oil Plc

2. Name of shareholder having a major interest — Morgan Stanley Securities Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 — Not Disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them — Morgan Stanley Securities Ltd

5. Number of shares / amount of stock acquired — N/D

6. Percentage of issued class — N/D

7. Number of shares / amount of stock disposed — N/D

8. Percentage of issued class — N/D

9. Class of security — 10p Ordinary Shares

10. Date of transaction — 11 June 2002

11. Date company informed — 14 June 2002

12. Total holding following this notification — 11,800,000

13. Total percentage holding of issued class following this notification — 3.29%

14. Any additional information — N/A

15. Name of contact and telephone number for queries

Tom Hickey 0207 333 6843

16. Name and signature of authorised company official responsible for making this notification

Tom Hickey

Date of notification — 19 June 2002



Company Tullow Oil PLC
30 May 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company — Tullow Oil Plc

2. Name of shareholder having a major interest — Schroder Investment Mgmnt

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 — As Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Schroder Nominees –	12,203,295
Chase Nominee –	9,475,714
Other –	10,046,264

5. Number of shares / amount of stock acquired — n/a

6. Percentage of issued class — n/a

7. Number of shares / amount of stock disposed — n/a

8. Percentage of issued class — n/a

9. Class of security — 10p Ordinary Shares

10. Date of transaction — n/a

11. Date company informed — 29 May 2002

12. Total holding following this notification — 31,725,273

13. Total percentage holding of issued class following this notification — 8.85%

14. Any additional information — n/a

15. Name of contact and telephone number for queries

Tom Hickey Te: 0035312185707

16. Name and signature of authorised company official responsible for making this notification

Thomas Hickey

Date of notification 30 May 2002

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

TULLOW OIL plc

ANNUAL GENERAL MEETING

DATE: 27 MAY 2002

Commenting at today's Annual General Meeting, Pat Plunkett, Chairman, said:

" I am delighted to welcome you all here today to Tullow AGM. I am sure you will all join me in welcoming our two new non-executive directors, Clare Spottiswoode and Steven McTiernan to their first Tullow AGM.

2001 was an exceptional year for Tullow. The company completed its UK acquisition, advanced the Espoir project offshore Côte d'Ivoire to the point of first oil and also had its first Southern North Sea exploration success with the K well in the Murdoch area. Principally as a result of the completion of the Southern North Sea Acquisitions, Tullow also reported record revenue, profitability and cash flow for 2001. The Company now has a well balanced portfolio centred around the three core areas of the UK, Côte d'Ivoire and Pakistan. Supplementing those core areas through exploration success on our international portfolio is a key objective for 2002.

Each of the core areas continues to show encouraging performance into 2002. In the UK, the CMS III project has passed a major landmark with the recent installation of the new accommodation platform on the Murdoch Field. The first development well, on the Hawksley field, is currently at an advanced stage of drilling and first gas is expected on schedule in October this year. In the Boulton Field, the development well on Boulton F has been successfully completed at an initial production rate of 50 mmscfd. Within the international portfolio, the Espoir project in the Côte d'Ivoire is now producing at a rate of approximately 12,000 bopd from two production wells with development continuing, while the Acajou prospect, which we regard as particularly exciting, has recently received more favourable deepwater licence terms which would enhance the economics of any successful discovery. In Pakistan, Sara and Suri continue to perform strongly, while gas price negotiations in relation to Chachar are ongoing.

During 2001, Tullow also signed the Production Sharing Contract in relation to Block 9 onshore Bangladesh following prolonged negotiations. Exploration work on the Block commenced in late 2001 with a Geochemical survey and a major 2D and 3D seismic survey is currently in progress with a view to drilling the first of 3 wells later this year.

I look forward to the remainder of 2002 with confidence."

All of the resolutions put to the meeting were passed.

Further information:

Tullow Oil plc Tel: +44-20-7333 6800

Aidan Heavey	Managing Director
Tom Hickey	Finance Director
John Lander	Managing Director, Tullow Exploration Ltd.



Company	Tullow Oil PLC
TIDM	TLW
Headline	Director Shareholding
Released	17:56 10 May 2002
Number	7865V

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company — Tullow Oil plc

2) Name of Director — Rohan Courtney

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) — As above

5)Please state whether notification relates to a person(s) connected

As above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/nondiscretionary

Exercise and share of options

7) Number of shares/amount of stock acquired — 60,764

8) Percentage of issued class — 0.02%

9)Number of shares/amount of stock disposed — 60,764

10) Percentage of issued class — 0.02%

11) Class of security — Ordinary 10p

12) Price per share — 99.73p

13) Date of transaction — 29/04/02

14) Date company informed — 30/04/02

15) Total holding following this notification

16)Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18)Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Exercise and Sale of 60,764 Options,
Option Price 53p

24) Name of contact and telephone number for queries

Tom Hickey

Tel 00353 1 2602611

25) Name and signature of authorised company official responsible for making this notification

Tom Hickey

Date of Notification..10 May 2002


TULLOW

Tullow Oil plc
12 April 2002

Re: Holding in Company

A letter form Threadneedle Asset Management Limited to Tullow Oil Plc dated the 05 April 2002, received by Tullow Oil Plc on the 08th April 2002.

Section 198 Companies Act 1985

We refer to the letter dated 24 December 2001, disclosing a Notifiable Interest of Zurich Financial Services and its Group in the shares of your Company.

In accordance will the provisions of the above Section and on behalf of the above, we would inform you that it has ceased to have a notifiable interest over shares in your Company.

Alan Kaye

Secretary

Threadneedle Asset Management Limited

4 April 2002

Tullow Oil plc: Preliminary Results

For the year ended 31 December 2001

Tullow Oil plc is an independent oil and gas exploration, development and production company with interests in the North Sea, Onshore UK, Pakistan, Bangladesh, India, Côte d'Ivoire, Romania, Egypt and Algeria.

HIGHLIGHTS

Strong Financial Position

- Turnover up 882% to £76.6 (2000: £7.8m), 90% from Southern North Sea (SNS) assets
- Operating profit before exploration costs increased by 1,989% to £26.3m (2000: £1.3m)
- Operating cashflow of £52.9 million (2000: £4.1m)
- Change in reporting currency from Euro to Sterling

A Transforming Acquisition

- £201m purchase of BP Amoco SNS assets now completed
- CMS III project under way, on target for first gas in October 2002
- Further scope for low-risk development of reserves
- Forward gas sales contracts achieved at favourable prices

Further Success in International Operations

- Côte d'Ivoire development on time and on budget, first production from Espoir field in February 2002, further significant prospects identified
- Production levels from Sara and Suri fields maintained and gas sales agreement signed for Chachar field in Pakistan
- Contract signed for Block 9, Bangladesh following complex negotiations
- Farm-outs in Egypt and India balance licence obligations

Commenting on the results Tullow Chairman, Pat Plunkett, said:

"The past year has been an outstanding one for Tullow. The completion of the highly cash generative North Sea acquisition and first oil from our principal international development located offshore Côte d'Ivoire, leave us well placed to advance our other UK and international development activities. We look forward to the future with great confidence and optimism".

Enquiries:

Tullow Oil plc
Aidan Heavey, Chief Executive
Tom Hickey, Financial Director
Graham Martin, Legal & Commercial Director
Tel: 020 7333 6800

Binns & Co PR Ltd
Judith Parry/ Emma McCaffrey
Binns & Co PR Ltd

Tel: 020 7786 9600 / 07811 151 487

CHAIRMAN'S STATEMENT

Introduction

I am delighted to announce a very strong set of results for 2001. This was a year of transformation for Tullow both from a financial and a portfolio perspective and one which positions the Company well for further progress in 2002 and beyond.

The completion of the acquisition of the UK Southern North Sea (UK SNS) assets from BP Amoco ARCO was the highlight of 2001. This acquisition has increased Tullow's turnover by over 800% and operating profitability before exploration costs by almost 2000%, despite phased closings which governed the amount of 2001 production accounted for as revenue. To date, the UK assets have performed ahead of the Company's expectations both in terms of current production and medium term development.

During 2001 development of Tullow's principal international asset, the Espoir field in Côte d'Ivoire, progressed on time and on budget. First production results from the field are excellent and we anticipate this project being a significant contributor to 2002 turnover. 2001 also saw the signature of the Production Sharing Contract (PSC) for Block 9, onshore Bangladesh following protracted negotiations. Advances have also been made in Pakistan where Tullow recently signed a gas sales agreement covering the Chachar field.

The Indian subcontinent and Africa remain areas of major growth potential and 2001 saw the completion of a number of transactions which, while not prominent within the results, have materially altered the funding profile of the Group. The most notable of these has been the completion of farmouts on our Egyptian and Indian acreage which has reduced Tullow's exposure to international exploration costs in return for limited dilution of our equity interests. These transactions, coupled with the strong performance of the producing assets, leave the Group well placed for future expansion.

Financial Results

The principal feature of the results for 2001 was the completion of the UK SNS acquisition and the change in reporting currency to Sterling from Euro following the Company's redomicile to the UK. The BP Amoco ARCO transaction, which was completed in stages from February to August 2001, accounts for over 90% of 2001 turnover of £76.6 million. Similarly, operating profit before exploration costs has increased from £1.3 million to £26.3 million. The acquired assets are also very cash generative, a fact reflected in the operating cashflow of £52.9 million or some 69% of total turnover. This strong cashflow will be used to advance our exploration and development activities both in the UK and internationally, as well as to make repayments required under the group's banking facilities.

The introduction of the SNS assets to the group, coupled with commencement of production in Côte d'Ivoire, is likely to result in a significant contribution to Tullow profits for many years to come. Against this background, and to allow shareholders to participate in this profitability while retaining their shareholdings, it is Tullow's intention to introduce a progressive dividend policy in the near future. At present Tullow has significant ongoing capital commitments, principally related to completion of the CMS III and Espoir projects, and it is therefore not considered appropriate to declare a dividend in respect of 2001, however this policy will be reviewed in respect of 2002.

The completion of the SNS transaction has also resulted in a number of accounting adjustments to reflect UK accounting standards in relation to offshore producing assets. In particular, Tullow has fully provided for the present value of decommissioning obligations in accordance with FRS 12 and has also provided for both deferred Corporation Tax of £1.4 million and deferred Petroleum Revenue Tax of £2.3 million in accordance with accounting standards and industry practice. We continue, however, to retain the conservative "successful efforts" accounting policy.

UK Southern North Sea Assets

Tullow has established a multi-disciplined UK team with a clear mandate to increase production and reserves. During 2001 we examined a number of potential acquisitions and this continues to be a core element of our SNS strategy.

In planning the acquisition of the SNS assets, one of the key attractions for Tullow was the presence within the asset packages of both undeveloped discoveries and substantial exploration potential. I am pleased to say that this upside has already been partly realised in the form of the CMS III project. The CMS III project incorporates the successful K exploration well and a number of previously undeveloped discoveries within the Murdoch Boulton area and received DTI Annex B approval in June 2001. CMS III is currently on time and budget for first gas in October 2002.

The priority during 2002 will be to continue to generate value by evaluating how best to bring more of the undeveloped discoveries on stream while simultaneously pursuing an active exploration programme.

UK Onshore Assets

Onshore UK production in North Yorkshire was enhanced by the successful Marishes appraisal drilling and the tie-in of the Pickering field to the field facilities.

International Operations

Côte d'Ivoire

Tullow's main International project during 2001 was the development of the Espoir field in Block CI-26, offshore Côte d'Ivoire. First production was achieved in February 2002 and production is forecast to reach 30,000 bopd by the end of the third quarter of 2002. In addition to the obvious benefits of production, the CI-26 licence also has exciting exploration potential. One of these prospects, Emien, will be drilled in conjunction with the 2002 development programme while another prospect, Acajou, has the potential to double the oil reserves of the licence.

Pakistan

During 2001, our Sara and Suri fields in Pakistan continued production at an average rate of 32 mmscfd, however this has recently been restored to 40 mmscfd following the completion of a successful development well on the Suri field and a workover on Sara-1. Elsewhere in Pakistan, progress continues in relation to the development of the Chachar field for which a

gas sales agreement has recently been signed with WAPDA, a major utility in Pakistan, the purchaser of gas from the Sara and Suri fields.

Bangladesh

I am pleased to report major progress in relation to the company's Bangladesh exploration interests. In April 2001, following protracted negotiation, Tullow signed the Production Sharing Contract in relation to onshore Block 9. In conjunction with our partners, ChevronTexaco and Bapex, we are conducting a seismic survey on the most prospective areas of the block and plan to drill our first exploration well towards the end of the year. On Blocks 17&18 offshore Bangladesh, Tullow is in negotiation for a one year extension to the current phase of the licence.

Other Areas and Portfolio Management

There was significant activity in our international exploration and new ventures in 2001. In Romania we completed a seismic and geochemical survey in our two blocks EPI-3 and EPI-8 and plan to drill our first exploration well in late 2002. We entered Algeria during 2001, taking a 30% stake in licence 222b in the Illizi basin, adjacent to the giant Tin Fouye oil and gas field. The results of a seismic survey on this block are currently being interpreted with a view to drilling later in the year. Elsewhere in Algeria, Tullow has applied to participate in two packages of development assets in Tinrhert and South East Illizi where the tendering process is ongoing.

A core part of any international oil and gas company's operation is portfolio management. During 2001 we concluded farmouts in respect of both our Egyptian and a large part of our Indian acreage. In Egypt we reduced our stake in the North Abu Rudeis Block from 100% to 50% in return for a carried interest on a two well programme by introducing South African company Soekor. While the first well of this programme was unsuccessful, the second is ongoing.

In India we farmed out equity in five licences to Reliance Industries. This transaction reduces Tullow's licence interests in return for Reliance Industries undertaking certain exploration and development obligations. We anticipate that the first well covered by these arrangements will be drilled over the coming months.

Corporate Developments

Since its foundation, Tullow has continually sought to apply best practice in the areas of Environment, Health and Safety procedures. In recognition of the increasing importance of these areas, both from a shareholder and a company perspective, and of the increasing diversity and complexity of Tullow operations, the Company has recently appointed a dedicated EH&S Manager to complement existing safety expertise in our technical disciplines. A separate EH&S review is incorporated into the annual report.

The oil and gas industry has been transformed by technology in recent years. To ensure that Tullow remains abreast of latest developments, the company has undertaken a wide-ranging review of systems and operating structures, deployment of information technology, risk management and volumetric estimation in our exploration programme. This has resulted in

the introduction of a structure based on asset teams which we believe is the best manner in which to harness the full range of talents of Tullow staff.

Board Appointments

During 2001, John Lander, Managing Director of Tullow Exploration Limited, was appointed to the Board. Throughout the year John's experience in the UK oil & gas business has been invaluable.

Since year end two non-executive appointments have also been made. Clare Spottiswoode, CBE brings a wealth of economic, regulatory and commercial experience to the Board while Steven McTiernan has broad-ranging sector experience gained from over 20 years in oil and gas banking and finance. These are two outstanding appointees and I am certain they will bring very valuable and broad experience to the Board of Tullow in the coming years.

Investor Relations

Following completion of the redomicile process in December 2000, Tullow became eligible for inclusion in the FTSE All-Share Index, which it joined in March 2001. In September 2001, following strong share price performance, the company was included in the prestigious FTSE 250 Index, thereby greatly widening the range of institutions who may invest in the stock.

In September 2001, Tullow's level 1 ADR programme became effective, allowing North American investors, who have shown significant interest in Tullow, to hold their investments in an efficient manner. The Company also maintains a regular dialogue with institutional and private shareholders and intends to continue this practice going forward.

Conclusion

By any standards 2001 was an outstanding and successful year for Tullow. As Chairman it has been a great pleasure for me to see many of the initiatives of recent years come to fruition. I believe that the work done by management and staff during this period has been, and will continue to be, the bedrock of our progress.

I would like to thank our shareholders for their support and trust that they share in our confidence and optimism for the future.

Pat Plunkett

4 April 2002

Overview

The turnover, profitability and cash flow position of Tullow have been fundamentally changed by the addition of the UK Southern North Sea (SNS) assets to the group portfolio during 2001. Looking forward, the cashflows generated by the UK assets, in conjunction with the ongoing development of the Espoir field offshore Côte d'Ivoire leave the group well funded to continue a strategy of controlled expansion.

Turnover

Turnover for the year increased by 885% to £76.6 million. Of this total, some £69 million was generated by the SNS assets split into £60.1 million in gas sales based on production of 27.8 bcf of gas (76 mmscfd) and £9.1 million of Tariff income. Due to the phased closing of the transaction which extended from February (Murdoch/ Boulton Package) to August (Orwell assets), Tullow was limited in the amount of turnover which could be recognised in the Profit and Loss Account. Full year production for the assets was 47.8 bcf (131 mmscfd) generating total revenues of £110.5 million. During 2001 contracted gas accounted for 60% of gas sales at an average price of 22.6p/therm while uncontracted gas averaged 22.66p/therm.

Elsewhere, production continued from the Sara and Suri fields in Pakistan at an average rate of 32 mmscfd (2000: 35 mmscfd) of which Tullow has a 38.2% share. During 2001, Tullow benefited from improved gas pricing in Pakistan and since year end the successful Suri 2 development well and Sara workover have increased production to 40 mmscfd.

Operating Profit

The SNS assets have also transformed Tullow's operating profitability and and accounted for over 90% of total operating profit before exploration costs of £26.3 million. SNS Operating costs totalled £17.9 million (£0.64 /mcf) while depreciation, depletion and amortisation charges associated with the new assets totalled £24 million (£0.86/mcf). Operating costs in Pakistan were in line with the previous year while North Yorkshire costs were lower, reflecting the reduced level of activity during 2001.

Tullow employs the "successful efforts" basis of accounting and, under FRS 3, is also obliged to show costs associated with unsuccessful exploration or new ventures work as an operating cost. During 2001 these costs totalled £3.9 million (2000: £0.7 million), principally reflecting the Little Dotty Well in the SNS and an unsuccessful well in the Nawabshah block which are written off in accordance with our accounting policy.

Profit Before Tax

The total interest charge for the period was £7.7 million; this comprised mainstream interest costs of £4.0 million, other financial costs of £1.8 million and £1.9 million representing the unwinding of the discount associated with the provision for decommissioning required under FRS 12.

At 31 December 2001 Tullow had a total of £85 million outstanding under its SNS Borrowing Base facility. Interest capitalised during the period amounted to £ 0.6 million and was principally associated with the Côte d'Ivoire development. Interest cover is expected to improve further in 2002 with the benefit of a full years SNS and Cote d'Ivoire production.

Taxation

The Tax Charge is split as to £2.5 million of current Corporation Tax, £2.3 million of deferred PRT on Murdoch, £0.4 million actual PRT paid and £1.4 million of deferred Corporation Tax.

Upon completion of the SNS acquisition, Tullow became entitled to all capital allowances associated with the acquired SNS assets. In particular, Tullow was in a position to claim a full year of allowances in 2001, despite phased closings on the SNS assets, resulting in an effective mainstream corporation tax rate of less than 15% on 2001 UK profits. However, to reflect the fact that the availability of these allowances is not precisely aligned with the accounting profitability of the assets, a deferred tax provision of £1.4 million has been provided in respect of timing differences which, based on current forecasts, are due to reverse in 2002 and 2003. We have also continued to provide for deferred PRT on Murdoch.

Profit After Tax

The profit after tax for 2001 was £9.3 million, representing a 1074% increase on the 2000 figure of £ 0.8 million.

Cash Flow

The SNS assets purchased by Tullow generate exceptionally strong cash flows. Over the coming years, this cash flow will be used to pay down debt associated with the acquisitions, to expand our UK and international businesses and to provide amounts for the ultimate decommissioning of the fields in an orderly manner.

Total operating cash flow for 2001 was £52.9 million (2000: £4.1million) and was applied to provide escrowed funds principally against decommissioning obligations (£15.7 million), to fund international and SNS development expenditures (£16 million) and to continue the Group's international exploration and new venture activities (£11 million). Looking forward, 2002 is expected to show significantly higher development expenditure, totalling up to £35 million, associated with the CMS III development (£19.5 million), the completion of the East Espoir development in Côte d'Ivoire (£13 million) and the development to first gas of the Chachar project in Pakistan. In addition, Tullow will continue its international exploration activities with a budget of £10 million.

At 31st December 2001 the group had total cash balances of £45.5 million, of which £15.7 million were held in reserved accounts, principally to fund potential future decommissioning obligations. The ultimate timing and costs of decommissioning are subject to ongoing review and, in accordance with Board policy and coventurer agreements, Tullow will continue to increase decommissioning amounts set aside in 2002, notwithstanding our belief that the economic lives of the fields can be extended well beyond current estimates.

Financial Risk

As an oil and gas company Tullow is exposed to a combination of resource price, exchange rate, interest rate and liquidity risks in its Group operations. Wherever possible the Group attempts to minimise the impact of such risks through an appropriate mix of forward sales, financial products, interest rate hedging, currency matching and portfolio management.

Tullow is fortunate in that the bulk of its SNS production (2001: 60%) is sold on long-term contract; this effectively guarantees a base level of sales which are completely insulated from resource price fluctuations during a contract year. In relation to uncontracted gas, Tullow maintains an active forward sales strategy; this proved particularly advantageous during February and March 2002 when the company realised average price of 22-23p/therm against average prevailing spot prices during that period of 16-18p/therm. Prior to the completion of the acquisition Tullow also purchased a portfolio of put options to effectively guarantee certain minimum prices on uncontracted gas. It is not Tullow's policy to assume any speculative derivative position.

To minimise exchange rate risks, Tullow attempts to match currency receipts and payments wherever possible. In particular the SNS assets are funded by Sterling borrowings while other Group operations are dollar funded and, as the field approaches full production, Espoir will become self-funding in dollars. Tullow also seeks to retain sufficient liquidity, either in the form of cash, maturing deposits or unutilised facilities to manage the Group's ongoing programmes and make debt repayments as they fall due.

While the current interest rate environment is relatively benign, Tullow has hedged approximately 50% of its Sterling interest exposure over the period of the facilities.

TULLOW OIL PLC
PRELIMINARY RESULTS FOR YEAR ENDED 31ST DECEMBER 2001

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	NOTE	2001 £'000	2000 £'000
TURNOVER			
Existing Operations		7,356	7,782
Acquisitions		69,277	-
		76,633	7,782
COST OF SALES			
Operating Costs		(20,607)	(2,811)
Depletion and Amortisation		(25,873)	(2,444)
		(46,480)	(5,255)
GROSS PROFIT		30,153	2,527
Administrative Expenses		(3,656)	(1,163)
Depreciation		(203)	(42)
		(3,859)	(1,205)
OPERATING PROFIT BEFORE EXPLORATION COSTS		26,294	1,322
EXPLORATION COSTS WRITTEN OFF		(3,945)	(687)
OPERATING PROFIT			
Existing Operations		(2,074)	635
Acquisitions		24,423	-
OPERATING PROFIT – CONTINUING OPERATIONS		22,349	635
Group Re-organisation Costs		-	(338)
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST		22,349	297
Interest Receivable and Similar Income		1,371	968
Interest Payable		(7,708)	(472)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		16,012	793
Taxation on Profit on Ordinary Activities			
Petroleum Revenue Taxation		(2,740)	-
Current Taxation		(2,526)	-
Deferred Taxation		(1,436)	-
PROFIT FOR THE FINANCIAL YEAR		9,310	793
EARNINGS PER ORDINARY SHARE	4	Stg p	Stg p
- Basic		2.61	0.26
- Diluted		2.56	0.25

I

TULLOW OIL PLC

PRELIMINARY RESULTS FOR YEAR ENDED 31ST DECEMBER 2001

CONSOLIDATED BALANCE SHEET

AS AT 31ST DECEMBER 2001

	NOTE	2001 £'000	2000 £'000
Fixed Assets			
Intangible Assets		32,505	18,896
Tangible Assets		174,855	35,952
Investments		299	-
		207,659	54,848
Current Assets			
Debtors		21,837	8,165
Cash at Bank and in Hand		45,468	35,485
		67,305	43,650
Creditors - Amounts falling due within one year			
Bank Loans and Overdrafts		16,942	1,299
Trade and Other Creditors		41,678	8,042
		58,620	9,341
Net Current Assets		8,685	34,309
Total Assets Less Current Liabilities		216,344	89,157
Creditors - Amounts falling due after more than one year			
Bank Loans		(83,152)	(9,424)
Provision for Liabilities and Charges			
Decommissioning Costs		(37,438)	(348)
Deferred Taxation		(3,754)	-
Net Assets		92,000	79,385
Capital and Reserves			
Called Up Share Capital		35,847	35,247
Share Premium Account		1,993	-
Merger Reserve		69,213	69,213
Profit and Loss Account	5	(15,053)	(25,075)
Equity Shareholders' Funds		92,000	79,385

TULLOW OIL PLC

PRELIMINARY RESULTS FOR YEAR ENDED 31ST DECEMBER 2001

CONSOLIDATED CASH FLOW STATEMENT

	NOTES	2001 £'000	2000 £'000
Net Cash Inflow from Operating Activities	6	**52,904**	4,133
Returns on Investments and Servicing of Finance	7	**(5,404)**	13
Taxation		**(1,397)**	-
Capital Expenditure	8	**(129,317)**	(27,034)
Net Cash Outflow before Use of Liquid Resources and Financing		**(83,214)**	(22,888)
Management of Liquid Resources – Term Deposits		**12,426**	(1,878)
Financing	9	**76,868**	38,973
Increase in Cash		**6,080**	14,207

Reconciliation of Net Cash Flow to Movement in Net (Debt)/Funds

	2001 £'000	2000 £'000
Increase in Cash for the Year	**6,080**	14,207
Cash (Inflow)/Outflow from (Increase)/Decrease in Debt	**(92,850)**	1,445
Cash (Outflow)/inflow from (Decrease)/Increase in Liquid Resources	**(12,426)**	1,878
Change in Net (Debt)/Funds resulting from Cashflows	**(99,196)**	17,530
Translation Difference	**602**	907
Net Funds at 1st January	**24,762**	6,325
Net (Debt)/Funds at 31st December	**(73,832)**	24,762

Analysis of Changes in Net (Debt)/Funds

	01.01.01 £'000	CashFlow £'000	Exchange/Other £'000	31.12.01 £'000
Cash at Bank and in Hand	17,581	6,461	146	24,188
Overdrafts	(333)	(381)	6	(708)
	17,248	6,080	152	23,480
Debt due within one year	(966)	(15,268)	-	(16,234)
Debt due after one year	(9,424)	(77,582)	336	(86,670)
	(10,390)	(92,850)	336	(102,904)
Term Deposits	17,904	(12,426)	114	5,592
Net Funds	24,762	(99,196)	602	(73,832)

Note - Cash at Bank and in Hand at 31st December 2001 per the Group Balance Sheet includes £24,187,857 of Cash at Bank and in hand, £5,592,109 of Fixed Term Deposits and £15,688,452 on Fixed Deposit principally in support of future decommissioning costs. Bank Loans are stated net of related Unamortised Arrangement Fees.

NOTES TO THE PRELIMINARY ACCOUNTS

Note 1. Reporting Currency

The Group have adopted Sterling as the reporting currency and prior year amounts have been converted at £1=€1.6085, the rate of exchange ruling at 31st December 2000.

Note 2. Basis of Accounting

The preliminary accounts have been prepared under the historical cost convention and in accordance with the accounting policies set out on pages 41 and 42 of the Annual Report and Accounts for the year ended 31st December 2000. The Group has adopted FRS 17 "Retirement Benefits" and FRS 18 "Accounting Policies". There was no effect on the Group's results and net assets for the year on the adoption of these accounting standards.

Note 3. Basis of Preparation

The financial information presented above does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. An audit report has not yet been issued on the accounts for the year ended 31st December 2001, nor have they been delivered to the Registrar of Companies. The comparative financial information for the year ended 31st December 2000 has been derived from the statutory accounts for that year. Those statutory accounts, upon which the auditors have issued an unqualified opinion, have been filed with the Registrar of Companies.

Note 4. Earnings Per Ordinary Share

The calculation of basic earnings per share is based on the profit for the year after taxation of £9,309,789 (2000 - £792,874) and 356,284,421 (2000 – 307,324,977) ordinary shares, being the weighted average number of shares in issue for the year.

The calculation of diluted earnings per share is based on the profit for the year after taxation as for basic earnings per share. The number of shares outstanding however, is adjusted to show the potential dilution if employee and other share options are converted into ordinary shares. The weighted average number of ordinary shares is increased by 6,954,952 (2000 – 6,192,567) in respect of the share option scheme, resulting in a diluted weighted average number of shares of 363,239,373 (2000 – 313,567,544).

Note 5. Profit and Loss Account

	2001 £'000	2000 £'000
At 1st January	(25,075)	(24,288)
Profit for Year	9,310	793
Currency Translation Adjustment	712	(1,580)
At 31st December	(15,053)	(25,075)

Note 6. Net Cash Inflow from Operating Activities

	2001 £'000	2000 £'000
Operating Profit for the Year	22,349	635
Depletion and Amortisation	25,873	2,444
Depreciation of Other Fixed Assets	203	42
Exploration Costs	3,945	687
Increase in Operating Debtors	(16,613)	(474)
Decrease in Operating Creditors	17,147	1,137
Group Re-organisation Costs	-	(338)
Net CashFlow from Operating Activities	52,904	4,133

Note 7. Returns on Investments and Servicing of Finance

	2001 £'000	2000 £'000
Interest Received	1,351	999
Interest Paid	(4,320)	(986)
Finance Fees Paid	(2,435)	-
Net Cash Inflow from Returns on Investment & Servicing of Finance	(5,404)	13

Note 8. Capital Expenditure

	2001 £'000	2000 £'000
Purchase of Tangible & Intangible Exploration Assets	(130,171)	(26,931)
Purchase of Tangible Fixed Assets - Other	(653)	(103)
Disposal of Tangible Fixed Assets - Other	14	-
Farm Out of Intangible Exploration Assets	1,792	-
Purchase of Investments	(299)	-
	(129,317)	(27,034)

Note 9. Financing

	2001 £'000	2000 £'000
Issues of Ordinary Shares	2,604	44,702
Costs of Share Issues	(12)	(2,727)
Repayment of Loans	(4,466)	(1,445)
Drawdown of Loans	97,118	-
Transfers to Restricted Funds Deposit Account	(15,688)	-
Debt Arrangement Fees	(2,688)	(1,557)
	76,868	38,973

Note 10. Proven and Probable Reserves Summary

	EUROPE		AFRICA		ASIA		TOTAL		
	Oil mmbbl	Gas bcf	Oil mmbbl	Gas bcf	Oil mmbbl	Gas Bcf	Oil Mmbbl	Gas Bcf	Petroleum Mmboe
1st Jan 2001	0.18	17.23	33.01	40.74	-	183.51	33.19	241.48	73.44
Acquisitions/Disposals	-	175.95	(6.59)	-	-	(32.69)	(6.59)	143.26	17.29
Discovery	-	50.85	-	-	-	-	-	50.85	8.48
Revisions	(0.12)	(14.38)	(6.58)	-	-	11.22	(6.70)	(3.16)	(7.24)
Production	(0.02)	(28.50)	-	-	-	(4.56)	(0.02)	(33.06)	(5.53)
31st Dec 2001	0.04	201.15	19.84	40.74	-	157.48	19.88	399.37	86.44

Note 11. Dividends

No dividend is proposed (2000:nil).

Note 12. 2001 Annual Report and Accounts

The Annual Report and Accounts will be posted to all shareholders in due course.



Tullow Oil plc
21 March 2002

Substantial Shareholding

Tullow Oil plc

In accordance with Part V1 of the Companies Act 1985, (as amended) the Company has been notified on the 20th March that following recent transactions, Prudential plc and its subsidiary companies now hold, either directly or indirectly, 49,937,140 ordinary shares in the Company representing approximately 13.93% of the Company's issued share capital.

Further details:

Aidan Heavey Chief Executive - Tullow Oil plc

020 7333 6800

21st March 2002



Tullow Oil plc
14 March 2002

For release

14 March 2002

Tullow Oil plc: Notice of Preliminary Results

Tullow Oil plc, the independent UK oil and gas exploration, development and production company, will announce Preliminary results for the 12 months ended December 31 2001 on Thursday 4 April 2002.

For further information please contact:
Emma McCaffrey/Judith Parry, Binns & Co 020 7786 9600/ 0113 242 1171



4 March 2002

Tullow Oil plc: Appointment of Non-Executive Directors

Tullow Oil plc, the international oil and gas exploration, development and production company is pleased to announce that Ms Clare Spottiswoode CBE and Mr Steven McTiernan have been appointed non-executive directors of the Company with effect from 1 March 2002.

Clare Spottiswoode is an economist by training. She began her career in 1977 in the Treasury and is possibly best known for her successful five year tenure as Head of UK Gas Regulator Ofgas, a role she occupied from 1993 to 1998. More recently she has held non-executive directorships with Booker plc (1996-2000), Gerrard Energy Ventures (SA), Advanced Technology (UK) plc and Caminus, an energy Risk Management consultancy quoted on the NYSE. In November 2001 she also became a non-executive director of British Energy, the electricity generator which covers 24% of the UK Market. Clare is a Cambridge Graduate with a M.Phil in Economics. She is married with 4 children.

Steven McTiernan has had an outstanding career, originally as a petroleum engineer in the Middle East and the North Sea, and later as an energy banker in Europe and the USA. He moved into banking in 1979 with Chase Manhattan, ultimately leading the bank's global oil & gas team based in New York. During his 17 year career at Chase, Steven structured a broad range of corporate and project financings, and managed a number of ground-breaking acquisition and divestiture advisory transactions. Since leaving Chase in 1996, he has also worked as Head of Oil & Gas Investment Banking for NatWest Markets and for the London office of CIBC World Markets.

Steven, like Clare Spottiswoode, is a graduate of Cambridge with an MA in Natural Sciences. This is his first non-executive appointment.

Commenting on the appointments, Pat Plunkett, Chairman of Tullow said: "We are delighted that both Clare and Steven have agreed to become directors of Tullow. Steven's career in banking and technical background have given him an unrivalled depth of understanding of UK and international exploration and production activity, while Clare brings a remarkable mix of sectoral experience, understanding of government and regulatory agencies and proven entrepreneurial flair."

He added: "We believe the appointment of Clare and Steven will complement the skills of the existing Tullow Board and look forward to working with them for many years to come."

For further information contact:

Tullow Oil plc
Aidan Heavey, Chief Executive
Graham Martin, Legal and Commercial Director
Tel: 020 7333 6800
www.tullowoil.com

Binns & Co PR Ltd
Emma McCaffrey 020 7786 9600
Judith Parry 0113 242 1171
www.binnspr.co.uk


TULLOW

Tullow Oil Plc
08 February 2002

Re: Holding in Company

A Letter from Enterprise Oil dated the 7 February 2002 to Tullow Oil

Notification of interest in shares

I write to inform you that following a disposal today of 11,916,722 shares in the capital of Tullow Oil Plc, Enterprise Oil plc and its group of companies no longer has a material interest in Tullow Oil plc, within the meaning of Section 198 Companies Act 1985.

You will recall that the shareholding was registered in the name of Enterprise Oil Italy Limited.

M J White

Enterprise Oil Plc



7th February 2002

Tullow Oil plc: Commencement of Oil Production from Espoir Field, Offshore Côte d'Ivoire

Tullow Oil plc ("Tullow"), and their partners, Canadian Natural Resources Limited ("Canadian Natural") and PETROCI Holding ("PETROCI") announce that oil production from the Canadian Natural operated Espoir Field, offshore Côte d'Ivoire, Africa, commenced on 4th February, 2002 at 8,500 barrels per day from the first producing well in the development programme.

The production rate will increase over the next several months to 30,000 barrels of oil per day by the end of the third quarter of 2002 as six more wells are drilled from the East Espoir wellhead tower in this first phase of development. Production of associated natural gas is expected to increase to 30 million cubic feet per day.

Hydrocarbons are processed on the "Espoir Ivoirien" Floating Production Storage and Offtake (FPSO) vessel. The oil will be sold directly from the FPSO and the natural gas will be transported to shore where it is sold for power generation at Abidjan, the major city of Côte d'Ivoire.

Tullow has a 21.33% equity in the Espoir Field with partners, Canadian Natural and PETROCI, holding 58.67% and 20% respectively. The Espoir Field has estimated recoverable reserves of 93 million barrels of oil and 180 billion cubic feet of natural gas.

The second phase of development, which is currently being planned, comprises the installation of a second wellhead tower and drilling in the western lobe of the reservoir. Additional separate satellite prospects are located in Block CI-26, in close proximity to the Espoir Field, and could also utilise the FPSO installed at Espoir to process additional production.

Tullow originally acquired an equity interest in the Espoir Field in 1997 and, along with Joint Venture partners Canadian Natural and PETROCI, progressed development of the field. This development included the acquisition of seismic, installation of a wellhead tower and pipelines, procurement and construction of the FPSO and commencement of the drilling programme. In addition, exploration drilling will be conducted to fully develop the resource potential of Block CI-26.

Commenting, Aidan Heavey, Chief Executive, Tullow, said: "First Oil from Espoir is a major milestone for Tullow. The Espoir Field and CI-26 Licence constitute a key value creation area for Tullow and we look forward to further active exploration and development in this exciting region. Our interest in the Espoir field is one of the most valuable assets owned by the Company."



Tullow Oil Plc
8 January 2002

Re: Holding in Company

A Letter from Zurich Scudder Investments dated 24 December 2001 to Tullow Oil Plc, received by Tullow Oil Plc 4 January 2002.

Section 198 Companies Act 1985

In accordance with the provisions of the above Section, on behalf of Zurich Financial Services and its Group, we would inform you of a notifiable interest in the shares of your Company, which are held as detailed on the attached schedule.

Alan Kaye
Company Secretarial Department
Zurich Scudder Investments

Tullow Oil Plc

Ordinary 10p Shares

Registered Owner		
Littledown Nominees Limited	A/C 05577	385,000
Littledown Nominees Limited	A/C 21667	880,000
Littledown Nominees Limited	A/C 07203	1,685,040
Littledown Nominees Limited	A/C 07197	1,574,800
Littledown Nominees Limited	A/C 05576	6,300,000
Total:	10,824,840	

Notes:

Littledown Nominees Ltd is a nominee for the ZFS Group subsidiaries: Allied Dunbar Assurance plc, Zurich Financial Services UK (AD) Pension Scheme; Eagle Star Insurance Company Ltd; Eagle Star Life Assurance Company Ltd; Zurich Financial Services UK Pension Trustee Limited; Eagle Star Executives Pension Trustee Ltd; Eagle Star Securities Ltd; Sceptre Trust Ltd; Home & Overseas Insurance Company Ltd; Zurich Scudder Pension Managers Ltd; and J.P. Morgan Trustee and Depositary Company Ltd, the Trustee for Eagle Star Unit Managers Ltd and the Depository to Threadneedle Investment Funds ICVC.

ZFS is Zurich Financial Services, a company incorporated in Switzerland.

This notification is made on behalf of:

Allied Dunbar Assurance plc;

Eagle Star Life Assurance Company Ltd and Eagle Star Holding Limited;

Zurich Scudder Investments Ltd, Zurich Scudder Pension Managers Ltd and Zurich Scudder Investments Holdings Ltd.

Allied Zurich Holdings Ltd, Zurich Scudder Investments Inc, ZKI Holding Corporation, Zurich Financial Services (UKISA) Ltd, Zurich Group Holding, Zurich Holding Company of America Inc, Zurich Insurance Company and Allied Zurich plc, the intermediate holding companies of the aforementioned companies and Zurich Financial Services, their ultimate holding company.

The shares could be available for lending and this could lead to a short term re-registration.

Total Shares: 356,807,138 = 3.03%


TULLOW
Oil

Tullow Oil PLC
10 December 2001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company — Tullow Oil plc

2) Name of shareholder having a major interest — Schroders

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

11,838,755 Shares -	Schroder Nominees
9,847,893 Shares -	Schroder Unit Trusts Ltd
16,787,991 Shares -	Nominee Accounts

5. Number of shares/amount of stock acquired — N/A

6) Percentage of issued class — N/A

7) Number of shares/amount of stock disposed — N/A

8) Percentage of issued class — N/A

9) Class of security — Stg 10p Ordinary Shares

10) Date of transaction — N/A

11) Date company informed — 07/12/01

12.) Total holding following this notification — 38,474,639

13.) Total percentage holding of issued class following this notification

10.78%

14) Any additional information — N/A

15) Name of contact and telephone number for queries

Tom Hickey Tel : 0207 333 6843

16) Name and signature of authorised company official responsible for making this notification Tom Hickey

Date of notification ....10 December 2001.



Tullow Oil PLC
12 October 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company — Tullow Oil Plc

2) Name of director — Tom Hickey

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest — Director Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) — Director Above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) — N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary — Award of Options

7) Number of shares/amount of stock acquired — N/A

8) Percentage of issued class — N/A

9) Number of shares/amount of stock disposed — N/A

10) Percentage of issued class — N/A

11) Class of security — N/A

12) Price per share — N/A

13) Date of transaction — N/A

14) Date company informed — N/A

15) Total holding following this notification — N/A

16) Total percentage holding of issued class following this notification — N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant 10 October 2001

18) Period during which or date on which exercisable 10 Years

19) Total amount paid (if any) for grant of the option N/A

20) Description of shares or debentures involved: class, number
450,000 Ordinary Shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise Stg 80 pence

22) Total number of shares or debentures over which options held following this notification 750,000 Ordinary Shares

23) Any additional information N/A

24) Name of contact and telephone number for queries
Tom Hickey + 44 207 333 6800

25) Name and signature of authorised company official responsible for making this notification Tom Hickey

Date of Notification...12 October 2001 ....



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Tullow Oil Plc

2) Name of director Matt O'Donoghue

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Director Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Director Above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Award of Options

7) Number of shares/amount of stock acquired N/A

8) Percentage of issued class N/A

9) Number of shares/amount of stock disposed N/A

10) Percentage of issued class N/A

11) Class of security N/A

12) Price per share N/A

13) Date of transaction N/A

14) Date company informed N/A

15) Total holding following this notification N/A

16) Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant 10 October 2001

18) Period during which or date on which exercisable 10 Years

19) Total amount paid (if any) for grant of the option N/A

20) Description of shares or debentures involved: class, number

250,000 Ordinary Shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise Stg 80 pence

22) Total number of shares or debentures over which options held following this notification 1,538,390 Ordinary Shares

23) Any additional information N/A

24) Name of contact and telephone number for queries
Tom Hickey + 44 207 333 6800

25) Name and signature of authorised company official responsible for making this notification Tom Hickey

Date of Notification...12 October 2001 ....



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company — Tullow Oil Plc

2) Name of director — Graham Martin

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director Above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of Options

7) Number of shares/amount of stock acquired — N/A

8) Percentage of issued class — N/A

9) Number of shares/amount of stock disposed — N/A

10) Percentage of issued class — N/A

11) Class of security — N/A

12) Price per share — N/A

13) Date of transaction — N/A

14) Date company informed — N/A

15) Total holding following this notification — N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant 10 October 2001

18) Period during which or date on which exercisable

10 Years

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

380,000 Ordinary Shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Stg 80 pence

22) Total number of shares or debentures over which options held following this notification

2,284,426 Ordinary Shares

23) Any additional information N/A

24) Name of contact and telephone number for queries

Tom Hickey + 44 207 333 6800

25) Name and signature of authorised company official responsible for making this notification Tom Hickey

Date of Notification...12 October 2001 ....



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company — Tullow Oil Plc

2) Name of director — Aidan Heavey

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director Above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of Options

7) Number of shares/amount of stock acquired — N/A

8) Percentage of issued class — N/A

9) Number of shares/amount of stock disposed — N/A

10) Percentage of issued class — N/A

11) Class of security — N/A

12) Price per share — N/A

13) Date of transaction — N/A

14) Date company informed — N/A

15) Total holding following this notification — N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant 10 October 2001

18) Period during which or date on which exercisable

10 Years

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

550,000 Ordinary Shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Stg 80 pence

22) Total number of shares or debentures over which options held following this notification

1,780,230 Ordinary Shares

23) Any additional information N/A

24) Name of contact and telephone number for queries

Tom Hickey + 44 207 333 6800

25) Name and signature of authorised company official responsible for making this notification

Tom Hickey

Date of Notification... 12 October 2001



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company	Tullow Oil Plc
2) Name of director	John Lander
3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	Director Above
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)	Director Above
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)	N/A
6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary	Award of Options
7) Number of shares/amount of stock acquired	N/A
8) Percentage of issued class	N/A
9) Number of shares/amount of stock disposed	N/A
10) Percentage of issued class	N/A
11) Class of security	N/A
12) Price per share	N/A
13) Date of transaction	N/A
14) Date company informed	N/A

15) Total holding following this notification N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant 10 October 2001

18) Period during which or date on which exercisable

10 Years

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

250,000 Ordinary Shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Stg 80 pence

22) Total number of shares or debentures over which options held following this notification

750,000 Ordinary Shares

23) Any additional information N/A

24) Name of contact and telephone number for queries

Tom Hickey + 44 207 333 6800

25) Name and signature of authorised company official responsible for making this notification

Tom Hickey

Date of Notification...12 October 2001 ....



Tullow Oil PLC
10 September 2001

Tullow Oil plc ('Tullow' or 'the Company')

Notification of Change in Substantial Interest

Tullow has been notified by Schroder Investment Management Limited of the following change in its interest in the Company. It new holds 42,170,253 shares which are in portfolios managed on a discretionary basis for clients under investment management agreements. The interest represents 11.81% of the total of 356,801,138 Tullow Shares currently in issue.

Included in this figure are :

(i) 12,668,004 shares registered nor to be registered in the name of a wholly owned subsidiary company, Schoder Nominees Limited ('Schoder Nominees')

(ii) 17,637,991 shares neither registered or to be registered in the name of Schoder Nominees. The registration details are shown on the attached Schedule; and

(iii) 11,864,258 shares held in (a) unit trust(s) operated and managed by another wholly-owned subsidiary, Schoder Unit Trusts Limited (SUTL) and registered or to be registered in the name of Chase Nominees.

Schedule

10p Ordinary Shares

Registration	Amount
Frank Russell	850,000
Chase Nominees Limited	12,575,590
MSS Nominee Limited a/c: 823654	904,397
MSS Nominees Limited a/c: 823666	352,465
Nortrust Nominees	2,243,991
State Street Nominees Limited a/c: 5H57	711,548
	17,637,991

10 September, 2001


TULLOW

4 September 2001

Tullow Oil plc
Unaudited Interim Results for the six months to 30 June 2001

Tullow Oil plc ("Tullow") the independent oil and gas exploration, development and production company, announces record Interim Results for the six months to 30 June 2001. Tullow has interests in the North Sea, Onshore UK, Pakistan, Bangladesh, India, Côte d'Ivoire, Romania, Egypt and Algeria.

Interim Results

Financial Position Strengthens

- Turnover Increases by c.490% to Stg£27.1 million (2000 - Stg£4.6 m) including a significant contribution from recently acquired Southern North Sea ("SNS") Assets.
- Operating Profitability before exploration costs increases to Stg£11.2 m (2000 - Stg£1.2 m).
- Cash Flow from Operating Activities of Stg£16.7 m (2000 - Stg£1.4 m).

Transforming Acquisition Completed

- All elements of BP ARCO Acquisition now completed. Proven and Probable Reserves increased by over 30%, production increased to c.25,000 boepd.
- Tullow becomes an offshore field operator for the first time.
- Murdoch K well exploration success the catalyst for CMS III development; DTI approval recently granted.
- Further scope for low-risk development of SNS reserves.

Significant International Developments

- Bangladesh Block 9 PSC award finalised April 2001; seismic planning now well advanced.
- First oil from Espoir project in Ivory Coast confirmed for 15 January 2002; seven well development drilling programme progressing.
- Government approval received for tie in of Chachar field in Pakistan; production expected to commence in 2002.
- Launch of Level 1 American Depository Receipt (ADR) programme through JP Morgan.
- Active Exploration ongoing in SNS and internationally.

Commenting on the Interim Results, Aidan Heavey, Managing Director, Tullow Oil plc, said:

"These results demonstrate the huge advances Tullow has made in the first half of 2001, both in the UK and Internationally. The turnover and profitability of the group have been transformed by the SNS acquisition where a great deal of potential remains to be exploited. The long-awaited award of Block 9 gives Tullow an extremely valuable position in a highly prospective region while elsewhere, the Espoir field in the Côte d'Ivoire continues to develop into a first class project.

"The Board looks forward to a very positive outcome to 2001 and further success in 2002"

For Further Information please contact:

Aidan Heavey, Managing Director
Tom Hickey, Financial Director
John Lander, Director
Tel: 020 7389 0300

Peter Binns/Emma McCaffrey/Simon Ellis
Binns & Co PR Ltd
Tel: 020 7786 9600

Judith Parry/ Simon Rothschild
Millham Communications

Tel: 0113 242 1171/
Tel: 020 7256 5756

Chairman's Statement

Having re-registered in the United Kingdom last December 2000, this is the first occasion on which Tullow has reported its results in Sterling and I am delighted to announce significant increases in turnover and profitability for the first half of 2001. The principal reason for this is the progressive completion of the BP ARCO Southern North Sea acquisition, which has caused turnover to increase by approximately 490% to Stg£27.1 million (2000 - Stg£4.6 million) while operating profitability before Exploration Costs showed an increase of over 800% to Stg£11.2 million (2000 - Stg£1.2 million).

UK

Offshore –Acquisition of BP Amoco Arco Assets

Since the beginning of the year we have completed the acquisition of the Murdoch-Boulton and Thames-Hewett packages in the United Kingdom Southern North Sea, the final stage being the completion of the Orwell field on 28th August. During the first half of the year, the acquired assets performed ahead of expectations, recording total Revenues of some Stg£68 million of which Stg£23.4 million was booked as Turnover following staged completions on the assets.

The completion of Orwell brings with it Tullow's first offshore production operatorship, a major milestone in the development of any exploration and production Company.

We have been delighted with the performance of the assets to date and in particular with the success of the Murdoch K exploration well which forms the cornerstone of the CMS III development of five fields in the Caister and Murdoch Areas. Interests in the five reservoirs have been unitised, with Tullow's interest fixed at 14.1%. On 25th June government consent was received to develop CMS III project and it is expected that the Stg£207million project will achieve first production of natural gas in the fourth quarter of 2002. The project combines the latest subsea technology with existing infrastructure to minimise costs and environmental impact.

The Boulton F well is currently at an advanced stage of drilling, while further wells are being planned in the Thames-Hewett area over the coming months.

Following completion of the acquisition Tullow now controls a valuable portfolio of Southern North Sea assets which is managed by an experienced team and we are actively seeking to complement these assets with other suitable acquisitions.

Onshore

Onshore United Kingdom, the Marishes-2 appraisal/exploration well in the North Yorkshire gas field complex was completed in February. The well flowed on test at a rate of 11 mmscfd from the Kirkham Abbey Formation and 2.5 mmscfd from the Brotherton formation. The well has been tied in to the North Yorkshire infrastructure as feedstock for the Knapton Power Station, where production for the period averaged 4 mmscfd. We believe the discovery of new reserves in North Yorkshire enhances the prospectivity of the area and will ensure consistent production for many years to come.

International

Ivory Coast

Drilling on the Espoir field offshore Côte d'Ivoire commenced in May following the installation of the east wellhead tower and the laying of a gas pipeline to shore. Seven deviated wells are being drilled from the tower in the initial phase and first production is expected in January 2002. The Floating Production Storage and Offtake vessel (FPSO) is in the final stages of being fitted out in Singapore and will reach Côte d'Ivoire in October. On the Exploration front, a recent programme of 3D seismic has identified a very significant potential extension to the Espoir field. This prospect, known as Acajou, will be drilled in early 2002.

Bangladesh

In April 2001, Tullow and its partners, Chevron, Texaco and Bapex, signed the Production Sharing Contract in respect of Block 9 onshore Bangladesh with Tullow holding a 30% interest and the operatorship.

Tullow, in conjunction with partners is currently planning an extensive programme of 3D seismic over the most prospective areas of the block with first drilling planned for the second quarter of 2002. Negotiations in relation to the similarly prospective Block 11 are continuing, however no outcome is anticipated before the forthcoming elections in Bangladesh.

Pakistan

In Pakistan production continued from the Sara and Suri fields at an average of 35 mmscfd and plans are being made for the Suri-2 development well to spud in October. In May Tullow received a request from WAPDA, the existing purchasers of gas from Sara and Suri, to initiate development of the pipeline and related facilities required to bring the Chachar field into production at a rate of 30 mmscfd. The Chachar field was discovered by Tullow in 1995 and Tullow holds a 75% stake.

India

In India various government approvals are being advanced to allow final ratification of the Reliance farm-in to 5 of Tullow's operated blocks. On the GK-OSJ-5 licence a total of 594 km 2D seismic was acquired and is currently being processed. Design and planning work is under way for an a well in in GK-OSJ-1 to appraise an existing gas accumulation.

Romania

A 350 km 2D survey and a 670 sq.km. geochemical survey are being conducted in Blocks EPI-3 and EPI-8 in Romania with the first well planned for 2002.

Egypt

A farmout agreement was completed with Soekor for 50% of the North Abu Rudeis licence in Egypt. A two well exploration programme on this licence has now been agreed and drilling will start shortly.

Algeria

In March Tullow executed an Agreement with AGIP Algeria Exploration B.V. to acquire a 30% participating interest in Block 222b, in the prolific Illizi basin onshore Algeria. It is the first time that Tullow has undertaken a project in Algeria. The agreement remains subject to an official approval by the State Company Sonatrach and the relevant Algerian Authorities. A 1,000 km

seismic infill programme and a geochemical survey have recently been completed with encouraging results and the first well on this licence is planned for 2002.

Corporate Developments

The London office is in the process of moving to a new location at Old Burlington Street following the formation of a team to manage the North Sea Assets while the first UK based AGM was held in London in May. In recognition of the increasing importance of the North Sea Assets to Tullow, John Lander was appointed to the Board on 21 March 2001.

In addition, in recent weeks Tullow has completed arrangements to establish a Level 1 ADR programme to facilitate US Investors. This programme will today be formally launched and declared effective. This follows upon a most encouraging introductory US Investor Relations programme early in 2001. We believe that the US has the potential to become a very important shareholder constituency for Tullow in the coming years and we may extend this programme to include a formal listing on NASDAQ or the New York Stock Exchange in the future.

Outlook

The first half of 2001 has been a period of remarkable advances for Tullow. The Southern North Sea assets retain very significant upside, only a fraction of which has been realized to date and these, combined with the outstanding potential of the International portfolio, provide the opportunity for continued growth over the coming years

I look forward to a very positive outcome to 2001 and further success in 2002.

Pat Plunkett
Chairman

4 September 2001

Consolidated Profit and Loss Account
Six Months Ended 30th June 2001

	6 Months 30.06.01 Unaudited Stg£'000	6 Months 30.06.00 Unaudited Stg£'000	12 Months 31.12.00 Audited Stg£'000
Turnover			
Existing Operations	3,652	4,577	7,782
Acquisition	23,420	-	-
Turnover – Continuing Operations	27,072	4,577	7,782
Cost of Sales			
Operating Costs	(6,501)	(1,596)	(2,811)
Depletion and Amortisation	(7,946)	(1,253)	(2,444)
	(14,447)	(2,849)	(5,255)
Administrative Expenses	(1,424)	(464)	(1,163)
Depreciation	(31)	(24)	(42)
	(1,455)	(488)	(1,205)
Operating Profit Before Exploration Costs	11,170	1,240	1,322
Exploration Costs Written Off	(2,383)	(270)	(687)
Operating Profit/(Loss)			
Existing Operations	(1,724)	970	635
Acquisition	10,511	-	-
Operating Profit - Continuing Operations	8,787	970	635
Group Re-organisation Costs	-	-	(338)
Profit on Ordinary Activities Before Interest	8,787	970	297
Interest Receivable & Similar Income	562	268	968
Interest Payable	(2,733)	(250)	(472)
Profit on Ordinary Activities before Taxation	6,616	988	793
Taxation On Ordinary Activities	(1,955)	-	-
Net Profit	4,661	988	793
	Stg p	Stg p	Stg p
Earnings Per Share (Note 2)			
- Basic	1.32	0.36	0.26
- Diluted	1.30	0.36	0.25

Consolidated Balance Sheet

As at 30th June 2001

	6 Months 30.06.01 Unaudited Stg£'000	6 Months 30.06.00 Unaudited Stg£'000	12 Months 31.12.00 Audited Stg£'000
FIXED ASSETS			
Investments	250	-	-
Intangible	29,552	17,934	18,896
Tangible	147,615	25,532	35,952
	177,417	43,466	54,848
CURRENT ASSETS			
Stock	773	-	-
Debtors	18,203	3,963	8,165
Cash at Bank and in Hand	37,109	8,681	35,485
	56,085	12,644	43,650
CREDITORS - Amounts falling due within one year			
Bank Loans and Overdrafts	20,382	1,671	1,299
Trade and Other Creditors	37,059	5,812	8,288
	57,441	7,483	9,587
NET CURRENT (LIABILITIES)/ASSETS	(1,356)	5,161	34,063
TOTAL ASSETS LESS CURRENT LIABILITIES	176,061	48,627	88,911
CREDITORS - Amounts falling due after one year			
Bank Loans	(57,351)	(9,804)	(9,424)
Provisions for Liabilities and Charges			
Decommissioning Costs	(30,159)	(306)	(348)
NET ASSETS	88,551	38,517	79,139
CAPITAL AND RESERVES			
Equity Share Capital	35,782	27,075	35,248
Share Premium	1,651	-	-
Merger Reserve	69,212	36,158	69,212
Profit and Loss Account	(18,094)	(24,716)	(25,321)
EQUITY SHAREHOLDERS' FUNDS	88,551	38,517	79,139

Group Cash Flow Statement
Six Months Ended 30th June 2001

	6 Months 30.06.01 Unaudited Stg£'000	6 Months 30.06.00 Unaudited Stg£'000	12 Months 31.12.00 Audited Stg£'000

Net Cash Inflow from Operating Activities			
Operating Profit for the Period	**8,787**	970	635
Depletion and Amortisation	**7,946**	1,253	2,444
Depreciation of Other Fixed Assets	**31**	24	42
Exploration Costs	**2,383**	270	687
Increase in Operating Debtors	**(3,924)**	(1,106)	(474)
Increase in Operating Creditors	**2,264**	-	1,137
Increase in Stocks	**(773)**	-	-
Group Re-Organisation Costs	**-**	-	(338)
	16,714	1,411	4,133
Returns on Investments and Servicing of Finance	**(328)**	(216)	13
Capital Expenditure and Financial Investment	**(83,014)**	(12,023)	(27,054)
Net Cash Outflow before Use of Liquid Resources and Financing	**(66,628)**	(10,828)	(22,908)
Management of Liquid Resources – Term Deposits	**2,642**	9,904	(1,878)
Financing	**54,813**	26	38,973
(Decrease)/Increase in Cash	**(9,173)**	(898)	14,187

Reconciliation of Net Cash Flow to Movement in Net Funds/(Debt)			
(Decrease)/Increase in Cash for Period	**(9,173)**	(898)	14,187
Cash (Inflow)/Outflow from (Increase)/Decrease in Debt	**(66,348)**	961	1,445
Cash (Outflows)/Inflows from (Decrease)/Increase in Liquid Resources	**(2,642)**	(9,904)	1,878
Change in Net Cash arising from Cashflows	**(78,163)**	(9,841)	17,510
Translation Difference	**(325)**	722	907
Net Funds at Beginning of Period	**24,742**	6,325	6,325
Net (Debt)/Funds at End of Period	**(53,746)**	(2,794)	24,742

Group Cash Flow Statement (contd)
Six Months Ended 30th June 2001

Analysis of Changes in Net Funds/(Debt)

	01.01.01	CashFlow	Exchange	30.06.01
	Stg£'000	Stg£'000	Stg£'000	Stg£'000

Cash at Bank and in Hand	17,581	(6,535)	93	11,139
Overdrafts	(353)	(2,638)	12	(2,979)
	17,228	(9,173)	105	8,160
Debt Due Within one Year	(966)	(16,437)	-	(17,403)
Debt Due After One Year	(9,424)	(49,911)	(638)	(59,973)
	(10,390)	(66,348)	(638)	(77,376)
Term Deposits	17,904	(2,642)	208	15,470
Net Funds/(Debt)	24,742	(78,163)	(325)	(53,746)

Cash at Bank and in Hand at 30th June 2001 per the Group Balance Sheet includes £11,138,965 of Cash at Bank and in Hand, £15,470,014 of Term Deposits and £10,500,000 on Fixed Deposit in support of future decommissioning costs.

Long Term Loans are stated in the Group Balance Sheet net of related arrangement fees.

Notes to the Interim Financial Statements

1. Accounting Policies and Presentation of Financial Information

The financial information presented above does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The financial information for the year ended 31st December 2000 has been derived from the statutory accounts for that year. The statutory accounts, upon which the auditors issued an unqualified opinion, were delivered to the Registrar of Companies.

There are no changes to the accounting policies as set out on pages 41 and 42 of the Annual Report and Statement of Accounts for the year ended 31st December 2000.

The accounts are presented in Pounds Sterling following a decision to adopt the currency for reporting purposes. Comparative amounts, previously reported in euro, have been translated at the rates of exchange ruling at 30th June 2000 and 31st December 2000 respectively.

2. Earnings per Ordinary Share

The Calculation of basic earnings per ordinary share is based on the Profit for the Period after Taxation of £4,661,274 (first half 2000 - £987,700) and a weighted average number of shares in issue of 354,378,682 (first half 2000 - 275,200,537).

The calculation of diluted earnings per share is based on the Profit for the Period after Taxation as for basic earnings per share. The number of shares is adjusted to show the potential dilution if employee and other share options are converted into ordinary shares. The weighted average number of shares in issue is increased to 359,138,284 (first half 2000 – 275,575,390).

3. Statement of Total Recognised Gains and Losses

	6 Months 30.06.01 Unaudited Stg£'000	6 Months 30.06.00 Unaudited Stg£'000	12 Months 31.12.00 Audited Stg£'000
Profit for period	4,661	988	793
Currency translation adjustment on foreign currency net investments	2,566	(1,170)	(1,580)
Total Recognised Gains/(Losses)	7,227	(182)	(787)

4. Proven and Probable Reserves Summary

	EUROPE		AFRICA		ASIA		TOTAL		
	Oil MMBO	Gas BCF	Oil MMBO	Gas BCF	Oil MMBO	Gas BCF	Oil MMBO	Gas BCF	Petroleum MMBOE
At 1st January 2001	0.18	17.23	33.01	40.74	-	183.51	33.19	241.48	73.44
Revisions	-	-	-	-	-	-	-	-	-
Acquisitions / Disposals	-	226.80	-	-	-	-	-	226.80	37.80
Production	(0.01)	(9.64)	-	-	-	(2.40)	(0.01)	(12.04)	(2.02)
At 30th June 2001	0.17	234.39	33.01	40.74	-	181.11	33.18	456.24	109.22

5. Dividends

No dividend was declared in the half year to 30th June 2001 nor in 2000.

6. Auditors' Review

The interim accounts (unaudited) have been reviewed by the Group's joint auditors, Arthur Andersen and Robert J Kidney & Co.

7. Approval of accounts

These interim accounts (unaudited) were approved by the board of Directors on 3rd September 2001.



29th August 2001

Tullow becomes Operator of Orwell Gas Field
Southern North Sea Acquisition now entirely complete

Tullow Exploration Limited, the UK North Sea Operating subsidiary of Tullow Oil plc, has today been granted formal approval by the Department of Trade and Industry (DTI) to assume the operatorship of the Orwell field in Block 50/26a in the Southern North Sea. Tullow Exploration holds a 50% interest in this field with Texaco holding the remainder. Gas from the Orwell field is piped via the Thames production complex and landed at the Phillips operated Bacton Terminal for processing and onward transmission into the National Transmission System. Tullow's share of the gas production is not subject to any long-term contractual sales arrangements.

In conjunction with the assumption of operatorship, Tullow has today also completed the acquisition of the Orwell field and the associated production licence from ARCO British Limited. This means that all elements of the Southern North Sea Acquisition from BP/ARCO, originally announced on 31 July 2000, have now been completed. The operatorship of the remaining Thames Area fields, comprising the Thames, Yare, Bure and Wensum fields and the satellite Gawain and Welland fields, has today been assumed by Mobil North Sea Limited, a subsidiary of Exxon-Mobil.

Aidan Heavey, Tullow Oil plc Managing Director commented:

"We are delighted to have completed on Orwell and to have concluded all aspects of Tullow's Southern North Sea acquisition from BP/ARCO. The assumption of an offshore production operatorship is a major milestone in the evolution of any oil and gas company and is a testament to the experience, professionalism and commitment of the team we have assembled. Tullow looks forward to working with its partners in the North Sea Assets with the aim of enhancing reserves and production from this area for many years to come."

Enquiries:

Aidan Heavey Managing Director Tullow Oil plc	Tel: 020 7976 2600
John Lander Tullow Exploration	Tel: 0207 333 6800
Judith Parry/Simon Rothschild Millham Communications	Tel: 020 7256 5756
Emma Mcaffrey/Simon Ellis Binns & Co	Tel: 0207 786 9600


TULLOW

Tullow Oil PLC
24 August 2001

Tullow Oil plc ('Tullow')

Change of Stockbroker and Sponsor

Tullow is pleased to announce that Davy Stockbrokers has been appointed as Irish Stockbroker and Sponsor to Tullow with immediate effect.

For further information:

Tom Hickey
Tullow Oil plc
Tel: + 353 1 260 2611

Ivan Murphy
Davy Stockbrokers
Tel: + 353 1 679 6363

24 August, 2001


TULLOW

Tullow Oil PLC
24 August 2001

The issuer advises that the following replaces the notice of results announcement released today at 11:39am under RNS number 0009J.

The contact details for Millham Communications, which did not appear previously, have been added.

All other details remain unchanged, the full amended text appears below.

For release

24 August 2001

Tullow Oil plc: Notice of Interim Results

Tullow Oil plc, the independent UK oil and gas exploration, development and production company, will announce its Interim Results for the 6 months ended, 30 June 2001 on Tuesday 4th September 2001.

For further information please contact:

Emma McCaffrey/Peter Binns, Binns & Co 020 7786 9600
Judith Parry, Millham Communications 0113 242 1171


TULLOW

Tullow Oil PLC
8 August 2001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company	Tullow Oil plc
2) Name of shareholder having a major interest	Schroder Investment Management Limited
3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	As 2 above
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	Schroder Investment Management Limited
5) Number of shares/amount of stock acquired	N/A
6) Percentage of issued class	N/A
7) Number of shares/amount of stock disposed	N/A
8) Percentage of issued class	N/A
9) Class of security	Tullow Oil plc Ordinary Shares
10) Date of transaction	N/A
11) Date company informed	07/08/01
12) Total holding following this notification	44,734,669
13) Total percentage holding of issued class following this notification	12.69%
14) Any additional information	N/A
15) Name of contact and telephone number for queries	John Crowe (01 609 3777
16) Name and signature of authorised company official responsible for making this notification	Tom Hickey

Date of notification .....8 August............2001...


TULLOW

Tullow Oil PLC
24 July 2001

RE: BROCHURE OF PARTICULARS

Tullow Oil plc has approved the issue of a total of 4,000,000 Ordinary Shares of 10p each for use as a block listing in respect of future exercises of options under the Company's Share Option Scheme.

Application will be made to the UK Listing Authority, London and Irish Stock Exchanges to have the Shares admitted to the Official Lists in Dublin and London.

The Shares will rank pari passu with all existing fully paid 10p Ordinary Shares of the Company.

For further information contact:

Tom Hickey tel+353 1 2185700

TULLOW OIL

Tullow Oil PLC
3 July 2001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company — Tullow Oil plc

2) Name of shareholder having a major interest — Schroder Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 — As 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them — Schroder Investment Management Limited

5) Number of shares/amount of stock acquired — N/A

6) Percentage of issued class — N/A

7) Number of shares/amount of stock disposed — N/A

8) Percentage of issued class — N/A

9) Class of security — Tullow Oil plc Ordinary Shares

10) Date of transaction — N/A

11) Date company informed — 02/07/01

12) Total holding following this notification — 49,115,478

13) Total percentage holding of issued class following this notification — 13.94%

14) Any additional information — N/A

15) Name of contact and telephone number for queries — John Crowe (01) 609 3777

16) Name and signature of authorised company official responsible for making this notification — Tom Hickey

Date of notification ....3 July.....2001...



25th June 2001

The attached is the text of an announcement issued by Conoco today.

"Conoco wins UK Government approval for further natural gas development

ABERDEEN, Scotland, (June 25th, 2001). Conoco (U.K.) Limited and its co-venturers GDF Britain Limited and Tullow Exploration Limited, have received government consent to develop five natural gas discoveries adjacent to the Caister and Murdoch fields in the southern area of the North Sea. It is expected that the Stg£207million (US$294 million) CMS III project will achieve first production of natural gas in the fourth quarter of 2002.

Conoco (U.K.) Limited is the British exploration and production affiliate of Conoco (NYSE:COC.A) (NYSE:COC.B).

A potential 500 billion standard cubic feet of natural gas from the Hawksley, McAdam, Murdoch K, Boulton H and Watt reservoirs will be produced through subsea wellheads and flowlines to the adjacent Murdoch production platform. From there, the existing Caister Murdoch System (CMS) pipeline will transport it 115 miles to the Conoco-operated Theddlethorpe Gas Terminal in Lincolnshire, England.

In order to facilitate development and simplify the ownership profile, Conoco and its co-venturers have unitised their respective interests in the five reservoirs into agreed holdings in a single project.

"The CMS III development demonstrates the co-operative approach of the UK Government and the offshore oil and gas industry to cluster developments, which will play an increasingly important role in the future of the country's energy resources, " said Dr. George Watkins, chairman and managing director of Conoco (U.K.) Limited. "Combining the latest subsea technology with pre-existing facilities in the area allows Conoco and its partners to add production from this important natural gas area cost effectively and with reduced environmental impact. CMS III also reinforces Conoco's position as a leading supplier of natural gas both in the UK and in Continental Europe."

Mr. Brian Wilson, MP, Minister of State for Industry and Energy, said:- "I welcome this investment by Conoco and its partners in the southern North Sea, made possible by the adoption of imaginative and collaborative working practices. This is clearly the way forward and is further evidence that good business opportunities are available in the UKCS. I particularly welcome the activity boost this will give to the whole supplier network in the UK, which will benefit from the contract awards in a number of areas, including drilling, pipelay, specialist subsea equipment and fabrication."

The CMS III project will consist of two main elements. These are:-

- a Stg£149 million (US$212 million) satellites development, comprising subsea wellheads, flowlines and control systems required to produce natural gas back to the Murdoch platform for processing; and
- a Stg£58 million (US$82 million) separate accommodation platform and an additional compression module to be located on CMS.

The enhanced compression facilities will cater for the CMS III production and provide capacity for future natural gas developments in the area. Competitive bids for the various contracts have been invited and the names of the successful contractors will be announced soon.

The Conoco-operated Caister and Murdoch natural gas fields, which are located 115 miles north east of Lincolnshire, England, entered production in October 1993. The participating interests are Conoco (U.K.) Limited, (operator) 42.24 per cent; Consort Caister Limited 24.5 per cent; GDF Britain Limited 16.25 per cent, and Tullow Exploration Limited 17.0 per cent.

Partners in the CMS III development are Conoco (U.K.) Limited (operator) 59.5 per cent; GDF Britain Limited 26.4 per cent, and Tullow Exploration Limited 14.1 per cent.

Conoco is a major, integrated energy company active in more than 40 countries."



Completion of Second Stage of Thames-Hewett North Sea Acquisition from BP

19 June 2001

Tullow Oil plc ("Tullow"), the independent UK oil and gas exploration, development and production company, announces that it has completed a further stage of the purchase of the Thames Hewett Package. This is the second of two packages of Southern North Sea gas assets and related infrastructure which Tullow has purchased from BP for £200.6 million, following BP's takeover of ARCO in April 2000. The acquisition of the two packages was first announced on 31 July 2000.

The completion announced today refers to a total of nine licences within the Thames Hewett Package, including the producing Gawain field and exploration licences containing six undeveloped discoveries. The gas from the Gawain field is sold under a long-term contract to Powergen. Tullow will have a 50% interest in Gawain, while interests in the exploration licences range from 15% to 80%.

The first portion of the Thames-Hewett package, comprising the Thames, Hewett and Welland interests, completed on 30 March 2001. Completion on the final licence interest, which includes the producing Orwell field, is anticipated in the coming weeks, as final regulatory approvals are sought in relation to Tullow's assumption of the operatorship of the field from ARCO.

Aidan Heavey, Chief Executive of Tullow, commented:

"The acquisition of Gawain and the exploration interests is an important step in the phased completion of the Thames-Hewett package. Gawain is an outstanding field and the exploration acreage is highly prospective. Tullow looks forward to participating in, and indeed operating some of this acreage. In the short period since we acquired our interests from BP we have seen a number of very encouraging events most notably the "K" well discovery, while gas prices in both the short and medium term continue to be very encouraging.

He added: "The purchase of the Southern North Sea assets did not impact on production revenues for 2000 but will be a very significant contributor to revenue and profitability in the current year."

For further Information:

Aidan Heavey, Chief Executive, John Lander, Managing Director,	Peter Binns/Emma McCaffrey/ Simon Ellis	Judith Parry/ Simon Rothschild
Tullow Exploration	Binns & Co PR Ltd	Millham Communications
Tel: 020 7389 0300	Tel: 020 7786 9600	Tel: 0113 242 1171/ Tel: 020 7256 5756

Editors' notes:

The acquisition of the two packages, which was initially announced on 31 July 2000, comprised, at the effective purchase date of 1st January 2000, 240 billion cubic feet ("bcf") of strongly cash generative producing gas assets, potential for 120bcf of undeveloped discoveries, and substantial low risk exploration upside.

The Thames-Hewett Package comprises interests in thirteen licences in the Southern North Sea, and contains thirteen producing fields, six discoveries and a number of exploration prospects and leads.

The Hewett Complex

The Hewett field facilities principally comprises six platforms producing to the Phillip's Bacton terminal, 32 km away. There are currently 36 producing wells in the Hewett area: 29 platform wells draining Hewett, and seven subsea wells draining the other four fields, Little Dotty, Delilah, Della and Deborah.

The Thames Complex

The Thames field forms the hub for the Thames Group fields and also handles gas from the Welland, Gawain, Orwell and Tristan fields over the Thames Complex with export via a 24-inch, 88km export pipeline to Phillips' Bacton terminal.

Thames-Hewett Assets

	LICENCE	BLOCKS	FIELDS & DISCOVERIES
*	P007	49/24F1 (part)	
		49/24F1 (part)	Gawain field (sub-area)
	P037	48/28a (part) & 48/29	Hewett field complex (part)
	P037	49/28 (part)	Thames field complex including Yare, Bure, Deben, and Wensum The Thames complex consists of three platforms and commenced production in 1986.
	P039	53/4a	Welland field Wissey discovery The Welland field commenced production in 1990 and has four production wells. Gas is exported to the Thames complex through a 17 km 16-inch pipeline from a not-normally-manned production platform.
#	P060	50/26a	Orwell field The Orwell field, discovered in 1989, produces via three subsea wells to the Thames field through a 35 km pipeline.
*	P063	54/1a	
*	P105	49/29a (part)	Gawain field (sub-area) The Gawain field commenced production in 1995. Three subsea wells are tied back to the Thames Complex by a 12-inch, 15 km pipeline.
	P112	52/4a	Hewett field complex (part)
	P467	48/23a	Blythe discovery
*	P702	49/29c	
*	P703	50/26b	50/26-P1 discovery
*	P786	53/3c & 53/3d	"Horne" discovery
*	P852	53/4b	"Wren" discovery
*	P1016	49/29d	

* Acquisition completed 18th June 2001

Acquisition not yet completed

TULLOW OIL

Tullow Oil PLC
7 June 2001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company — Tullow Oil plc

2) Name of shareholder having a major interest — Schroder Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Schroder Investment Management Limited

5) Number of shares/amount of stock acquired — N/A

6) Percentage of issued class — N/A

7) Number of shares/amount of stock disposed — N/A

8) Percentage of issued class — N/A

9) Class of security — Tullow Oil plc Ordinary Shares

10) Date of transaction — N/A

11) Date company informed — 06/06/01

12) Total holding following this notification — 52,720,692

13) Total percentage holding of issued class following this notification — 14.96%

14) Any additional information — N/A

15) Name of contact and telephone number for queries

John Crowe (01) 609 3777

16) Name and signature of authorised company official responsible for making this notification — Tom Hickey

Date of notification ...7 June..............2001



TULLOW OIL PLC ("Tullow" or the "Company")
ANNUAL GENERAL MEETING

30 May 2001

Commenting at today's Annual General Meeting, Pat Plunkett, Chairman, said:

"I am pleased to welcome you all here today to Tullow Oil's first AGM in London, following our re-domicile to the United Kingdom in December. The move has enabled Tullow to take advantage of the wider range of institutional investors now capable of investing in the Tullow Group.

The year 2000 was one of major progress and transformation for Tullow. The most notable event of the year was undoubtedly the acquisition of two asset packages in the southern North Sea from BP, and the very successful Stg£41.8 million Placing and Open Offer to fund it. In addition to this the Company increased turnover by almost 50% and operating profitability by 125%, principally reflecting our first full year of production in Pakistan.

Since the year end we have completed the acquisition of the Murdoch-Boulton package and almost the entire Thames-Hewett package. We have been delighted with the performance of the assets to date and in particular with the success of the K exploration well, announced in late March. We are confident that the success of this well will accelerate the development of the CMS III project, designed to tie in existing discoveries, and will add considerable value to the area in the future. Further drilling is planned in both the Murdoch-Boulton and Thames-Hewett areas this year and we are hopeful that this will add materially to reserves.

In March 2000, Tullow and its partners, Chevron and Texaco, initialed a Production Sharing Contract in respect of Block 9 onshore Bangladesh. Final negotiations in relation to this interest continued for the remainder of the year, culminating in the final signing of the Contract in early April 2001 with Tullow holding a 30% interest and the operatorship. Our work to date has highlighted a number of very exciting areas in the block for further exploration and we look forward to drilling our first well in 2002. Negotiations in relation to the similarly prospective Block 11 are continuing.

Tullow's other main project during 2000 was its continuing participation in the development of the Espoir field offshore Côte d'Ivoire. In recent weeks the wellhead tower has been installed and development drilling has recently commenced. This project also has very exciting exploration potential, which has recently been enhanced by a substantial discovery by the operator in an adjacent block.

On a personal note I am delighted to meet shareholders at this AGM, the first to be held in the UK. I am sure you will all join me in welcoming John Lander to the Board. John is Managing Director of our North Sea operating Company and has been involved in international oil and gas exploration for over 30 years.

Thank you all for your support in the past and your attendance today. I look forward to meeting you all many times again in the years to come."

All of the resolutions put to the meeting were passed.

TULLOW OIL

Tullow Oil PLC
24 May 2001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company — Tullow Oil plc

2) Name of shareholder having a major interest — Schroders Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them — As Above

5) Number of shares/amount of stock acquired — N/A

6) Percentage of issued class — N/A

7) Number of shares/amount of stock disposed — 1,050,000

8) Percentage of issued class — 0.03%

9) Class of security — Stg10p Ordinary Shares

10) Date of transaction — 22/05/01

11) Date company informed — 23/05/01

12) Total holding following this notification — 55,778,560

13) Total percentage holding of issued class following this notification — 15.83%

14) Any additional information — N/A

15) Name of contact and telephone number for queries
Tom Hickey (+353 1 2185700)

16) Name and signature of authorised company official responsible for making this notification — Tom Hickey

Date of notification ....24 May..........2001....


TULLOW
OIL

Tullow Oil PLC
14 May 2001

Doc Re Annual Report and Accounts 2000 - Notice of AGM to be held on 30 May 2001

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

TULLOW OIL

Tullow Oil PLC
11 May 2001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company — Tullow Oil plc

2) Name of shareholder having a major interest — Fidelity International Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 — As 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them — Fidelity International Limited

5) Number of shares/amount of stock acquired — N/A

6) Percentage of issued class — N/A

7) Number of shares/amount of stock disposed — N/A

8) Percentage of issued class — N/A

9) Class of security — Tullow Oil plc Ordinary Shares

10) Date of transaction — N/A

11) Date company informed — 10/05/01

12) Total holding following this notification — 21,343,712

13) Total percentage holding of issued class following this notification — 6.03%

14) Any additional information — N/A

15) Name of contact and telephone number for queries — John Crowe (01) 609 3777

16) Name and signature of authorised company official responsible for making this notification — Tom Hickey

Date of notification .....11 May...........2001

TULLOW OIL

Tullow Oil PLC
20 April 2001

DEALINGS BY DIRECTORS

1) NAME OF COMPANY — TULLOW OIL PLC

2) NAME OF DIRECTOR — ESKANDAR MALEKI

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

CENTROTRADE CORPORATION

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

CONNECTED PERSON IS CENTROTRADE CORP.

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SALE

7) Number of shares/amount of stock acquired

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed — 4,000,000

10) (1.1%) of issued Class

11) Class of security — ORDINARY SHARES

12) Price per share — 94.5P

13) Date of transaction 20 APRIL 2001

14) Date company informed 20 APRIL 2001

15) Total holding following this notification 12,647,541

16) Total percentage holding of issued class following this notification 3.6%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries
MICHAEL ANSELL 020 7 597 5970

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 20 APRIL 2001


TULLOW

11th April 2001

Award of Block 9, Bangladesh

Tullow Oil plc announces that it has today signed a production-sharing contract with the Bangladeshi Government in respect of Block 9. This award is part of the Bangladeshi Government's second petroleum licensing round. Tullow will act as operator on the Block in which it will have a 30% interest. Tullow's partners on the Block are Chevron (30%), Texaco (30%) and the Bangladeshi exploration company Bapex, who will have a 10% carried interest. In the event of a commercial discovery, the operatorship of any development will be assumed by Chevron.

The production sharing contract, which was signed today provides for the partners to drill three exploration wells in Block 9 over a 3 year period.

Block 9, which covers a total area of 6,880 sq.km. was considered to be the most prospective Block on offer during the second Petroleum Licensing Round. Consequently, the Block attracted significant interest from International oil companies. To date, six significant gas fields, including the Bakhrabad field, have been discovered within the Block, although these are excluded from the licence. As a result of these discoveries, there is considerable existing infrastructure within the Block, which will provide for fast-track development of any new discovery with no dependence on an export market for the gas. Block 9 is close to Dhaka, the capital city of
Bangladesh, where there is a major unsatisfied market for domestic and industrial gas.

Aidan Heavey, Chief Executive of Tullow Oil commented:

"The finalisation of the award of Block 9 positions Tullow at the heart of a proven gas province with outstanding prospectivity. We have already conducted a thorough review of existing seismic data and well information within Block 9; several very exciting undrilled prospects are expected to be tested. In addition, Tullow has commenced negotiations to finalise the terms of the production-sharing contract in respect of Block 11, also under the second licensing round. A further announcement will be made in due course."

Further information:

Tom Hickey Finance Director, Tullow Oil plc	+353-86-284 3753
Judith Parry Millham Communications	+44-1132-421 171
Peter Binns, Emma Mc Caffrey Binns & Co	+44-207-786 9600



2nd April 2001

TULLOW OIL PLC

Completion of first stage of Thames Hewett Package Acquisition from BP

Tullow Oil Plc ("Tullow"), the independent UK oil and gas exploration, development and production company, announces it has completed the first stage of the purchase of the Thames Hewett Package, the second of two packages of North Sea gas assets and related infrastructure which Tullow agreed to purchase from BP for a maximum of £201 million following BP's takeover of ARCO in April 2000. The acquisition of the two packages, which was initially announced on 31 July 2000, comprises 240 billion cubic feet ("bcf") of strongly cash generative producing gas assets, potential for 120bcf of undeveloped discoveries, and substantial low risk appraisal and exploration upside. The first portion of this acquisition, that of the Murdoch-Boulton Package, completed on 13 February 2001.

The completion announced today refers to the majority of the principal fields within the Thames Hewett Package, namely the Thames and Hewett field complexes and the Welland field, along with their associated pipeline and infrastructure interests. The Thames complex also receives gas from other producing fields, including Orwell and Gawain. The Gawain interest , together with interests in the surrounding exploration acreage, is expected to be completed in the next few weeks. Completion of Orwell is anticipated in the next few months, as final regulatory and other approvals are sought, most notably in relation to Tullow taking over the operatorship of the field from ARCO.

The Thames-Hewett Package comprises interests in thirteen licences held by BP in the Southern North Sea,. and contains thirteen producing fields, six discoveries and a number of exploration prospects and leads. The gas from the Thames field is sold under a long-term contract while the gas from Hewett is uncontracted and is sold on the open market.

Aidan Heavey, Managing Director of Tullow, commented:

"The completion of the first part of the Thames Hewett package is a further major milestone in Tullow's plan to be a long term participant in the Southern North Sea gas basin. We believe that new investment through a combination of the innovative application of modern technology and an active exploration and appraisal programme should lead to the continuation of production from these assets for many years to come. This acquisition and the related cashflow will be used as the engine of our future UK and international development and exploration activities."



Tullow Oil PLC
30 March 2001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company	Tullow Oil plc
2) Name of shareholder having a major interest	Fidelity International Limited
3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	As 2 above
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	Fidelity International Limited
5) Number of shares/amount of stock acquired	N/A
6) Percentage of issued class	N/A
7) Number of shares/amount of stock disposed	N/A
8) Percentage of issued class	N/A
9) Class of security	Tullow Oil plc Ordinary Shares
10) Date of transaction	N/A
11) Date company informed	28/03/01
12) Total holding following this notification	20,241,742
13) Total percentage holding of issued class following this notification	5.74%
14) Any additional information	N/A
15) Name of contact and telephone number for queries	John Crowe (01) 609 3777
16) Name and signature of authorised company official responsible for making this notification	Tom Hickey

Date of notification ....30 March............2001...



Tullow Oil PLC
29 March 2001

DEALINGS BY DIRECTORS

1) NAME OF COMPANY	TULLOW OIL PLC
2) NAME OF DIRECTOR	AIDAN HEAVEY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

BARRYMORE TRUST, A/C AIDAN HEAVEY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SALE OF SHARES

7) Number of shares/amount of stock acquired	
8)	(N/A %) of issued Class
9) Number of shares/amount of stock disposed	2,373,129
10)	(0.67 %) of issued Class
11) Class of security	ORDINARY SHARE OF 10P
12) Price per share	88P
13) Date of transaction	27 MARCH 2001
14) Date company informed	28 MARCH 2001
15) Total holding following this notification	4,533,400

16) Total percentage holding of issued class following this notification 1.3%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries
MICHAEL ANSELL : 020 7597 5175

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 29 MARCH 2001

DEALINGS BY DIRECTORS

1) NAME OF COMPANY TULLOW OIL PLC

2) NAME OF DIRECTOR AIDAN HEAVEY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF OPTIONS

7) Number of shares/amount of stock acquired 1,466,600

8) (0.42%) of issued Class

9) Number of shares/amount of stock disposed

10) (%) of issued Class

11) Class of security ORDINARY SHARE OF 10P

12) Price per share A WEIGHTED AVERAGE EXERCISE PRICE OF IR 47.9P

13) Date of transaction

28 MARCH 2001

14) Date company informed 28 MARCH 2001

15) Total holding following this notification 6,000,000

16) Total percentage holding of issued class following this notification 1.7%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

MICHAEL ANSELL : 020 7597 5175

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 29 MARCH 2001



23rd March 2001

Tullow Oil plc

Preliminary Results for the year ended 31 December 2000

HIGHLIGHTS

Tullow Oil plc is an independent oil and gas exploration, development and production company with interests in the North Sea, Onshore UK, Pakistan, Bangladesh, India, Côte d'Ivoire, Romania and Egypt.

Financial Position Strengthens

- Turnover up 50% to €12.5m (1999: €8.35m)
- Operating Profit Before Exploration costs increased by 125% to €2.12m (1999: €944,622)
- Cash on hand at year end of €57 million
- No Turnover or profit contribution from UK Acquisition

A Transforming Acquisition

- £201m purchase of BP Amoco southern North Sea assets near completion
- Murdoch package already completed/completion of Thames/Hewett package due by end March
- Proven & probable reserves increased by over 30%
- Production increased to nearly 25,000 boepd
- First North Sea drilling success on "K" well in Murdoch acreage
- Scope for further low-risk development of reserves

Success on Onshore UK & International Operations

- Full year of production in Pakistan
- Côte d'Ivoire development progressing, on target for first oil before end 2001
- Bangladesh, Block 9 signing scheduled for early April
- Successful appraisal/development well in North Yorkshire

Other Developments

- Appointment of John Lander to the Board of Tullow
- Re-domicile of Tullow to the UK completed – entered All-Share Index 19 March 2001

Commenting on the results, Aidan Heavey, Managing Director, said:

" In the year 2000, Tullow took a significant step forward in achieving its goal of becoming a fully integrated oil and gas exploration and production business with a focus on active exploration. Several major investments made by the Company in recent years are coming to fruition and substantial increases in turnover and profitability can be expected in 2001. In

addition, the North Sea acquisition has given the company the critical mass and cash flow it needs to go forward and achieve its strategic objectives and we look forward to the many opportunities that lie ahead of us."

Enquiries:

Aidan Heavey, Managing Director Tullow Oil plc	Tel: 020 7389 0300
Tom Hickey, Finance Director Tullow Oil plc	Tel: 020 7389 0300
Graham Martin, Legal & Commercial Director Tullow Oil plc	Tel: 020 7389 0300

23 March 2001

Chairman's Statement

Introduction

I am pleased to announce the results for 2000 and to report to you on major advances made by Tullow during that period.

On the operating front, I am pleased to report significant improvement in turnover and operating profit for 2000. The other key event occurred in July, when Tullow announced the acquisition of a portfolio of southern North Sea assets from BP Amoco ARCO for £201 million – a company-transforming acquisition. The purchase did not impact on production revenues for 2000 but will be a very significant contributor to revenue and profitability in the current year.

The success of the K well, which was announced earlier today, demonstrates the potential for extending the reserves of our new North Sea acreage, while exploration opportunities in Bangladesh and Algeria offer outstanding potential in the medium term.

Finally, in December 2000, Tullow completed its re-domicile to the United Kingdom and has recently entered the All-Share Index.

Results

The combination of strong resource prices and a full year of production in Pakistan resulted in a 50% increase in Tullow's turnover to €12.5m and a 125% increase in its operating profitability before exploration costs. While revenues from North Yorkshire were lower than 1999, West Firsby had an excellent year and increased its revenue by c.60% . The principal investments in 2000 were on Ivory Coast development and deposits and related costs associated with the UK acquisition. Cash on hand at year end of €57 million represents the retained balance of the equity funding raised in August 2000.

The Company has fully adopted FRS 15 in respect of 2000. The Exploration Cost write-off of €1.1m reflects the relatively low level of exploration undertaken due to the focus in 2000 on development projects, notably Côte d'Ivoire and the concentration on the UK acquisition. The costs of re-domicile have been written off as an exceptional item, in line with established precedent and best accounting practice.

Following its re-domicile and the completion of the southern North Sea acquisition, Tullow will in future report in Sterling. We expect our next set of figures to show very significant growth in turnover and profitability following the full integration of the UK offshore assets into the Tullow Group.

Acquisition of Southern North Sea Assets from BP Amoco Arco

Tullow's strategy is to become a fully integrated oil and gas exploration and production business with a continuing focus on active exploration.

To facilitate this strategy, in early 2000 the Group undertook a major strategic review encompassing all elements of its existing asset portfolio, production profile and funding options. As a result of their review, the Directors determined that a significant gas production purchase was central to the realisation of its objectives.

A major opportunity arose when, under a condition of the merger of BP Amoco with ARCO, certain southern North Sea interests held by ARCO and Britoil were offered for sale in a competitive bid process. In a single transaction, the acquisition met all the key targets identified in our strategic review. The consideration was Stg £200.5 million and the acquisition was partly funded by a very successful equity placing in August which raised approximately Stg £41.8 million (net of expenses), and a five year syndicated loan providing up to Stg £125 million in financing.

Following completion, Tullow will be one of the largest producers of gas in the North Sea. In addition, the existence of high quality exploration acreage and a number of undeveloped discoveries gives major scope for further low risk reserve additions. The building of an organisation to manage the North Sea assets and its integration into the Tullow Group is at an advanced stage. Since the announcement of the transaction, the assets being acquired have performed in line with expectations and the Company will benefit from their contribution in the current year.

This acquisition, which increases Tullow's proven and probable reserves by over 30% and raises the production profile immediately to almost 25,000 boepd, positions the Company ideally both to benefit from further growth and development of the UK and European gas markets and to develop and extend its international exploration activities in an optimal manner.

This was a protracted and difficult sale process which was subject to the approval of the UK Government, the European Commission, licence partners and Tullow shareholders. I would like to thank all who assisted the Company during this process, in particular the team of legal, financial and technical advisors who complemented a focused and dedicated Tullow team.

International Operations

The Espoir field development in Côte d'Ivoire has been progressing and remains on target for first oil this year. In addition to the current development, a number of further exciting exploration prospects have recently been identified by seismic. These have the potential to lead to major reserve increases.

During 2000, significant progress continued to be made in relation to the finalisation of the grant of Block 9 in Bangladesh under the second licensing round. In March the Production Sharing Contract was initialled and the first phase exploration programme was agreed. I am now delighted to announce that we have been informed by the Authorities in Bangladesh that the formal signing ceremony for the licence will occur in Dhaka in early April. We look forward to starting work on this outstandingly prospective area as soon as possible.

Production continues from the Sara and Suri fields in Pakistan to the Guddu Power station. While a number of exploration wells drilled in the area during 2000 failed to prove additional reserves, Pakistan nevertheless remains a core area for Tullow and where it retains some very exciting exploration acreage.

In India work continued on finalising the Production Sharing Contracts of a number of Blocks. Since the year end Tullow has signed a farm out agreement with an Indian company, Reliance Industries, in relation to 5 of these Blocks.

Exploration continued in Romania where a preliminary seismic study on Blocks EPI-3 and EPI-8 has yielded very encouraging results and a further programme of seismic acquisition is planned for spring 2001.

Production from our North Yorkshire fields declined during the year but has now increased again following the successful appraisal/development well, Marishes-2. This well also discovered gas in the previously untested Brotherton formation and will secure supplies to Knapton for the foreseeable future.

On 19 March 2001, Tullow executed an Agreement with AGIP Algeria Exploration B.V. to acquire a 30% participating interest in Block 222b, onshore Algeria. It is the first time that Tullow has undertaken a project in Algeria.

Board Appointment

To reflect Tullow's commitment to long term participation in the North Sea and the importance of this package of assets to the Group going forward, I am delighted to announce that John Lander, Managing Director of the Company's North Sea subsidiary, Tullow Exploration Limited, has been appointed to the Board of Tullow.

John has been involved in international oil and gas exploration for over 30 years and from 1989 to 1995 was Managing Director of Pict Petroleum plc, which in 1996 merged with Premier Oil plc. More recently he was Executive Director UK for British Borneo Petroleum Syndicate plc and Managing Director of Vectis Petroleum Limited, a private oil & gas consultancy company. As a former President of the PESGB, John brings a wealth of experience in the areas of exploration and new ventures, both in the North Sea and internationally and I look forward to working with him.

Re-domicile

In 1999, Tullow announced its intention to re-domicile to the UK. This process was completed in December, making the company eligible for inclusion in all major indices and greatly increasing the number of investors who can invest in the company, and on Monday, 19th March, the company entered the All Share Index. While this means that future Annual General Meetings will be held in the UK, Tullow is committed to retaining strong links with its loyal Irish shareholder base and intends to hold a similar meeting to facilitate Irish shareholders on the day following its statutory UK AGM.

Conclusion

I would like to thank all Tullow employees for their unceasing commitment and enthusiasm during a year of major progress for the group and our shareholders for their support in making this advance possible.

I look forward with great confidence to a very bright future for Tullow.

Patrick Plunkett
Chairman

23rd March 2001

PRELIMINARY RESULTS FOR YEAR ENDED 31ST DECEMBER 2000

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	NOTES	2000 €	1999 €
TURNOVER		12,495,964	8,354,742
COST OF SALES			
Operating Costs		4,513,591	5,022,977
Depletion and Amortisation		3,923,985	1,482,012
		8,437,576	6,504,989
GROSS PROFIT		4,058,388	1,849,753
Administrative Expenses		1,866,945	828,986
Depreciation		68,656	76,145
		1,935,601	905,131
OPERATING PROFIT BEFORE EXPLORATION COSTS		2,122,787	944,622
Exploration Costs Written Off		(1,103,544)	(19,737,425)
OPERATING PROFIT/(LOSS)		1,019,243	(18,792,803)
Group Reorganisation Costs	3	(542,172)	-
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE INTEREST		477,071	(18,792,803)
Interest Receivable and Similar Income		1,554,619	241,269
Interest Payable		(758,573)	(724,533)
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION		1,273,117	(19,276,067)
Taxation		-	-
NET PROFIT/(LOSS)		1,273,117	(19,276,067)
EARNINGS/(LOSS) PER SHARE – EURO CENTS	4		
- Basic		0.41	(8.05)
- Diluted		0.40	(7.55)

PRELIMINARY RESULTS FOR YEAR ENDED 31ST DECEMBER 2000

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2000 €	1999 €
Profit/(Loss) for the Year	1,273,117	(19,276,067)
Currency Translation Adjustments on Foreign Currency Net Investments	(2,071,737)	(749,970)
Total Recognised Losses	(798,620)	(20,026,037)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2000 €	1999 €
Profit/(Loss) for the Year	1,273,117	(19,276,067)
Currency Translation Adjustments	(2,071,737)	(749,970)
Shares Issued & Share Premium on Shares Issued	67,397,616	29,304,440
Net Increase in Shareholders' Funds	66,598,996	9,278,403
Shareholders' Funds - At 1st January	60,867,007	51,588,604
Shareholders' Funds - At 31st December	127,466,003	60,867,007

PRELIMINARY RESULTS FOR YEAR ENDED 31ST DECEMBER 2000

CONSOLIDATED BALANCE SHEET

AS AT 31ST DECEMBER 2000

	NOTES	2000 €	1999 €
FIXED ASSETS			
Intangible Assets		30,340,119	25,825,659
Tangible Assets		57,727,136	39,581,445
		88,067,255	65,407,104
CURRENT ASSETS			
Debtors		13,109,871	3,234,651
Cash at Bank and in Hand		56,976,872	28,447,061
		70,086,743	31,681,712
CREDITORS - Amounts falling due within one year			
Bank Loans and Overdrafts		2,085,451	2,394,613
Other Creditors		12,912,182	17,476,300
		14,997,633	19,870,913
NET CURRENT ASSETS		55,089,110	11,810,799
TOTAL ASSETS LESS CURRENT LIABILITIES		143,156,365	77,217,903
CREDITORS - Amounts falling due after more than one year			
Bank Loans		(15,132,072)	(15,879,413)
PROVISION FOR LIABILITIES AND CHARGES			
Decommissioning Costs		(558,290)	(471,483)
NET ASSETS		127,466,003	60,867,007
CAPITAL AND RESERVES			
Equity Share Capital		56,593,933	44,181,575
Merger Reserve	5	111,848,161	56,862,903
Profit and Loss Account	6	(40,976,091)	(40,177,471)
EQUITY SHAREHOLDERS' FUNDS		127,466,003	60,867,007

PRELIMINARY RESULTS FOR YEAR ENDED 31ST DECEMBER 2000

CONSOLIDATED CASH FLOW STATEMENT

	NOTES	2000 €	1999 €
Net Cash Inflow from Operating Activities	7	3,418,893	2,213,769
Returns on Investments and Servicing of Finance	8	52,758	(1,176,461)
Capital Expenditure		(41,282,953)	(19,088,265)
Net Cash Outflow before Financing		(37,811,302)	(18,050,957)
Financing	9	67,397,616	29,304,440
Increase in Cash in the Year		29,586,314	11,253,483

Analysis of Changes in Net Funds/(Debt)

	31.12.99 €	Cash Flow €	31.12.00 €
Cash at Bank and in Hand	28,447,061	28,529,811	56,976,872
Bank Loans			
Due within one year	(2,394,613)	309,162	(2,085,451)
Due after more than one year	(15,879,413)	747,341	(15,132,072)
	10,173,035	29,586,314	39,759,349

NOTES TO THE PRELIMINARY ACCOUNTS

Note 1. Basis of Accounting

The company was incorporated in England and Wales as a public limited company with registered number 3919249 on 4th February, 2000. Under a scheme of arrangement under Section 201 of the Companies Act, 1963 of Ireland holders of the ordinary shares in the Irish registered company Tullow Oil plc received one ordinary share in the company, being the new UK holding company of the same name, for each ordinary share held. This scheme became effective on 18th December, 2000.

The consolidated accounts of the group have been prepared using merger accounting principles, as if businesses and assets comprising the group had been part of the group for the whole of 2000. Comparative accounts have been presented on the same basis. The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Note 2. Basis of Preparation

The financial information presented above does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. An audit report has not yet been issued on the accounts for the year ended 31st December, 2000, nor have they been delivered to the Registrar of Companies.

Note 3. Group Reorganisation Costs

The costs associated with the restructuring of the Group under a scheme of arrangement under Section 201 of the Companies Act, 1963 of Ireland amounted to €542,172.

Note 4. Earnings/(Loss) Per Ordinary Share

The calculation of basic and diluted earnings/(loss) per ordinary share is based on the following numbers of shares:

	2000 Millions	1999 Millions
For basic earnings/(loss) per share		
Weighted Average Number of Shares in Issue for the Year	307	239
Effect of Dilutive Potential Ordinary Shares (Share Options)	6	3
For Diluted Earnings/(Loss) per Share	313	242

Note 5. Merger Reserve

On 18th December, 2000 the new UK holding company issued 352,467,012 ordinary shares in exchange for the entire share capital of the previous Irish registered holding company. Shareholders received one Stg10p share for each €0.13 share held. This transaction has been reflected in accordance with the merger accounting provisions of FRS 6. This gave rise to a merger reserve of €111,848,161 at 31st December, 2000 and €56,862,903 at 31st December 1999.

Note 6. Profit and Loss Account

	2000 €	1999 €
At 1st January	(40,177,471)	(19,436,595)
Profit/(Loss) for Year	1,273,117	(19,276,067)
Currency Translation Adjustments	(2,071,737)	(749,970)
Re-denomination and re-nominalisation of share capital	-	(714,839)
At 31st December	(40,976,091)	(40,177,471)

Note 7. Reconciliation of operating profit to operating cash flows

	2000 €	1999 €
Operating Profit/(Loss)	1,019,243	(18,792,803)
Depletion and Amortisation	3,923,985	1,482,012
Depreciation of Other Fixed Assets	68,656	76,145
Exploration Costs	1,103,544	19,737,425
(Increase)/Decrease in Trade Debtors	(2,154,363)	(347,120)
Loss on Sale of Other Tangible Fixed Assets	-	58,110
Group Reorganisation Costs	(542,172)	-
Net Cash Inflow from Operating Activities	3,418,893	2,213,769

Note 8. Returns on Investments and Servicing of Finance

	2000 €	1999 €
Interest Receivable	1,554,619	241,269
Interest Payable	(1,501,861)	(1,417,730)
	52,758	(1,176,461)

Note 9. Financing

	2000 €	1999 €
Issue of Ordinary Shares	71,775,957	31,529,428
Costs of Share Issues	(4,378,341)	(2,224,988)
	67,397,616	29,304,440

Note 10. Dividends

No dividend is proposed (1999:nil).

Note 11. 2000 Annual Report and Accounts

The Annual Report and Accounts will be posted to all shareholders in due course.

Unaudited Proven and Probable Reserves Summary

	EUROPE		AFRICA		ASIA		TOTAL		
	Oil mmbbl	Gas bcf	Oil mmbbl	Gas bcf	Oil mmbbl	Gas Bcf	Oil Mmbbl	Gas Bcf	Petroleum Mmboe
1st Jan 2000	0.12	14.89	33.01	40.74	-	215.07	33.13	270.70	78.25
Revisions	0.10	3.43	-	-	-	(26.70)	0.10	(23.27)	(3.78)
Production	(0.04)	(1.09)	-	-	-	(4.86)	(0.04)	(5.95)	(1.03)
31st Dec 2000	0.18	17.23	33.01	40.74	-	183.51	33.19	241.48	73.44


TULLOW

23rd March 2001

Tullow Oil plc

Result of "K" well, Southern North Sea

Tullow announces a successful natural gas well in the southern sector of the U.K. North Sea which, when developed, could yield expected future production of more than 80 billion standard cubic feet of gas.

The operator, Conoco, is now evaluating the accumulation as part of the Caister Murdoch System III (CMS III) programme of development of five natural gas fields in the North Sea with the intention of achieving first production in the fourth quarter of 2002.

The 44/22a-10 gas well lies between the Conoco-operated Murdoch and Caister natural gas fields in blocks 44/22a and 44/23a, 75 miles (120 kilometres) north east of Theddlethorpe St Helen, Lincolnshire, England. The co-ventures are:-Block 44/2a - Conoco (U.K.) Limited, as operator, 54.5 per cent; Tullow Exploration Ltd, 34 per cent, GDF Britain Limited, 11.5 per cent: Block 44/23 - Conoco (U.K.) Limited, as operator, 30 per cent; Consort Resources Limited, 49 per cent; GDF Britain Limited, 21 per cent.

The Ensco 80 jack-up exploration rig drilled the well in 131 feet (40 metres) of water between December 2000 and March 2001. It encountered approximately 739 feet (225 metres) of gross pay, 170 feet (52 metres) net, in the Carboniferous Westphalian formation.

The well was not tested as wireline logs confirmed that the high quality of the reservoir is consistent with that of others operated by Conoco in the area.

Aidan Heavey, Chief Executive of Tullow commented:

"The success of our first U.K. offshore well highlights the value that can be added to our Southern North Sea assets through successful exploration and appraisal drilling."

"The K well has the effect of providing Tullow with an immediate reserve increase and also unlocks further undeveloped fields via the CMS III project.

"This result is the first step in implementing Tullow's strategy of progressively enhancing the production and reserves of our Southern North Sea assets. We look forward to working with partners on the development of "K" and the drilling planned for the remainder of 2001 on our other assets."

Further Information:

Aidan Heavey
Chief Executive (+44) 20 7389 0300

Tom Hickey
Finance Director (+44) 20 7389 0300


TULLOW

Tullow Oil plc
21 March 2001

TULLOW OIL PLC

NOTIFICATION OF PRELIMINARY RESULTS

Tullow Oil plc ('Tullow'), the independent UK oil and gas exploration, development and production company, will announce its preliminary results for the year ended 31st December 2000 on Friday 23 March.

For further information:

Tom Hickey

Tullow Oil Plc

Tel: 020 7976 2600



New Venture in Block 222b, Algeria

Date: 19th March 2001

Tullow Oil Plc, the independent oil and gas exploration, development and production company, announces that it has executed an Agreement with AGIP Algeria Exploration B.V. to acquire a 30% participating interest in Block 222b, onshore Algeria. It is the first time that Tullow has undertaken a project in Algeria. The agreement remains subject to an official approval by Sonatrach and the competent Algerian Authorities.

Block 222b is located in the eastern part of Algeria. The original petroleum contract was executed between AGIP Algeria Exploration B.V. and Sonatrach in May, 1999. The partners to the Block are now AGIP Algeria Exploration B.V. (Operator, 50%), Tullow Algeria Limited (30%) and Teikoku Oil (Algeria) Co., Ltd (20%).

The first exploration period will run for three years from May, 2000 until May 2003, during which a minimum of one exploration well will be drilled. The total amount of minimum investment during the three year period corresponds to US$8 million (Tullow share $2.4 million).

For Further Information:

Tullow Oil plc - +44-020-7389 0300
Aidan Heavey
Graham Martin
Tom Hickey

Binns & Co PR Ltd - +44-20-7786 9600
Peter Binns
Simon Ellis
Emma McCaffrey


TULLOW

Tullow Oil PLC
14 March 2001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company — Tullow Oil plc

2) Name of shareholder having a major interest — Schroders Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 — As Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them — As Above

5) Number of shares/amount of stock acquired — N/A

6) Percentage of issued class — N/A

7) Number of shares/amount of stock disposed — N/A

8) Percentage of issued class — N/A

9) Class of security — Stg10p Ordinary Shares

10) Date of transaction — N/A

11) Date company informed — 09/03/01

12) Total holding following this notification — 59,483,171

13) Total percentage holding of issued class following this notification — 16.88%

14) Any additional information — N/A

15) Name of contact and telephone number for queries — Tom Hickey (+353 1 2185700)

16) Name and signature of authorised company official responsible for making this notification — Tom Hickey

Date of notification .....14 March............2001....



Tullow Oil PLC
7 March 2001

Schedule 10 - Notification of Major Interests in Shares

1 Name of company: Tullow Oil PLC

2 Name of shareholder having a major interest: Fidelity International Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them: Fidelity International Limited

5 Number of shares/amount of stock acquired: N/A

6 Percentage of issued class: N/A

7 Number of shares/amount of stock disposed: N/A

8 Percentage of issued class: N/A

9 Class of security: Tullow Oil PLC Ordinary Shares

10 Date of transaction: N/A

11 Date company informed: 5/3/01

12 Total holding following this notification: 24,591,577

13 Total percentage holding of issued class following this notification: 6.98%

14 Contact name for queries: John Crowe

15 Contact telephone number: (01) 609 3777

16 Name of company official responsible for making notification:
Tom Hickey

17 Date of notification: 07/03/01



TULLOW OIL PLC

Result of Marishes-2 Well, North Yorkshire

Date: 19th February 2001

Tullow Oil plc, the UK independent oil and gas exploration and production company, announces the successful completion of the Marishes-2 appraisal/exploration well drilled in the North Yorkshire gas field complex.

The Marishes-2 well, which spudded on 15 December 2000 and completed on 5 February 2001 was intended to enhance and maintain production from North Yorkshire to the Knapton power station. The well flowed on test at a rate of 11 mmscfd from the Kirkham Abbey Formation on a 34/64" choke and 2.5 mmscfd from the Brotherton formations. The well will now be tied into the North Yorkshire infrastructure for future production to the Knapton Power Station.

Tullow operates the Knapton Station on behalf of ScottishPower and also acts as operator of the North Yorkshire gas fields in which it holds a 60% licence interest. The fields have been producing gas to Knapton since 1995. The remaining 40% share is held by Edinburgh Oil and Gas plc. Another field containing proven reserves within the North Yorkshire complex, Pickering, is expected to be tied-in in the third quarter.

Aidan Heavey, Chief Executive of Tullow commented: "North Yorkshire is very important to Tullow and has been central to the group's development in recent years. We believe that the results of the Marishes-2 well and discovery of new reserves in the Brotherton formation greatly enhances the prospectivity of the area. This result, coupled with the forthcoming Pickering tie-in will ensure consistent production for many years to come."



14th February 2001

TULLOW OIL PLC

Completion of Murdoch-Boulton Package Acquisition from BP

Tullow Oil Plc ("Tullow"), the independent UK oil and gas exploration, development and production company, announces it has completed the purchase of the Murdoch-Boulton Package, the first of two packages of North Sea gas assets and related infrastructure which Tullow agreed to purchase from BP for a maximum of £201m following BP's takeover of ARCO in April 2000. This acquisition, which was initially announced on 31 July 2000, comprises 240bcf of strongly cash generative mature production, 180bcf of underdeveloped discoveries and substantial low risk exploration potential.

The Murdoch-Boulton Package in the Southern North Sea comprises interests in three licences held by BP. The licences are situated in UKCS Quadrants 43 and 44 and contain two producing fields, two discoveries and a number of exploration prospects and leads.

The Murdoch field (in which Tullow now has an interest of 34.00 per cent.) is the main producing asset. The Boulton field (in which Tullow now has an interest of 9.50 per cent.) produces back to the Murdoch platform from a single well. The fields are produced through the Caister Murdoch System (CMS), jointly owned by the original founder fields, Caister and Murdoch. The Murdoch Package includes ARCO's 17 per cent ownership interest in the CMS. The Murdoch field came on production in 1993 and the remaining net proven and probable reserves as at 1 January, 2000 are estimated to be 50.4 bcf. A new exploration well on the Murdoch area, known as the "K" well, spudded on 19 December and is currently in progress.

The Boulton field lies to the west of Murdoch and commenced production in 1997. The field is currently producing from one well through a minimum facilities platform, and then by 10 inch pipeline to the Murdoch well head platform. The reserves from this field have recently been upgraded: net proven and probable reserves as at 1 January, 2000 are estimated to be 10.3 bcf.

The blocks surrounding the Murdoch and Boulton fields also contain a number of undeveloped discoveries and exploration prospects, and Conoco, the operator for CMS, is looking at ways to develop satellite fields in the CMS area under a single unitised scheme, known as CMS III. The Directors believe that this scheme could represent a significant source of upside reserve and revenue potential for the Murdoch area.

The gas from the Murdoch and Boulton fields is sold under long-term contracts to the Conoco Group and the TXU Group. As a joint owner of the CMS, Tullow will also

receive also tariff income from the Boulton field and two other fields, Schooner and Ketch, both operated by Shell U.K. Limited.

Tullow expects that the remaining portion of the acquisition of Assets from BP, the Thames Hewett Package, will complete by the end of March.

Aidan Heavey, Managing Director of Tullow, commented:

"We are delighted to have concluded the first element of this acquisition. The Murdoch area offers an excellent mix of stable production on long-term contracts and exciting exploration upside, as we hope the K well will demonstrate. We believe the potential CMS III development will underline that the Southern North Sea can be an efficient and profitable place to operate. This acquisition and the related cashflow will be used as the engine of our future UK and international development and exploration activities."

He added: "We now aim to secure our medium term production growth primarily through the undeveloped discoveries in the UK and at Espoir offshore Cote d'Ivoire, our largest international development, as well as exploration close to these assets."



Tullow Oil PLC
11 January 2001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company — Tullow Oil plc

2) Name of shareholder having a major interest — The Capital Group Companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 — As 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them — The Capital Group Companies

5) Number of shares/amount of stock acquired — N/A

6) Percentage of issued class — N/A

7) Number of shares/amount of stock disposed — N/A

8) Percentage of issued class — N/A

9) Class of security — Tullow Oil plc Stg10p Ordinary Shares

10) Date of transaction — N/A

11) Date company informed — 10/01/01

12) Total holding following this notification — 17,985,532

13) Total percentage holding of issued class following this notification — 5.11%

14) Any additional information — N/A

15) Name of contact and telephone number for queries
John Crowe (+353 1 6093777)

16) Name and signature of authorised company official responsible for making this notification
Tom Hickey
Date of notification ....11 January..2001



Tullow Oil plc

Interim Report & Accounts 2001


TULLOW

Contents

	Page
Chairman's Statement	2
Independent Review Report	5
Consolidated Profit and Loss Account	6
Consolidated Balance Sheet	7
Group Cash Flow Statement	8
Notes to the Interim Financial Statements	10

Abbreviations

bcf	billion cubic feet
mmbo	millions of barrels of oil
mmboe	millions of barrels of oil equivalent
mmscfd	millions of standard cubic feet per day
sq.km.	square kilometres

Chairman's Statement

Having re-registered in the United Kingdom in December 2000, this is the first occasion on which Tullow has reported its results in Sterling and I am delighted to announce significant increases in turnover and profitability for the first half of 2001. The principal reason for this is the progressive completion of the BP ARCO Southern North Sea acquisition, which has caused turnover to increase by approximately 490% to Stg£27.1 million (2000 - Stg£4.6 million) while operating profitability before Exploration Costs showed an increase of over 800% to Stg£11.2 million (2000 - Stg£1.2 million).

UNITED KINGDOM

OFFSHORE

Acquisition of BP Amoco ARCO Assets

Since the beginning of the year we have completed the acquisition of the Murdoch-Boulton and Thames-Hewett packages in the United Kingdom Southern North Sea, the final stage being the completion of the Orwell field on 28th August. During the first half of the year, the acquired assets performed ahead of expectations, recording total Revenues of some Stg£68 million of which Stg£23.4 million was booked as Turnover following staged completions on the assets.

The completion of Orwell brings with it Tullow's first offshore production operatorship, a major milestone in the development of any exploration and production Company.

We have been delighted with the performance of the assets to date and in particular with the success of the Murdoch K exploration well which forms the cornerstone of the CMS III development of five fields in the Caister and Murdoch Areas. Interests in the five reservoirs have been unitised, with Tullow's interest fixed at 14.1%. On 25th June government consent was received to develop CMS III project and it is expected that the Stg£207million project will achieve first production of natural gas in the fourth quarter of 2002. The project combines the latest subsea technology with existing infrastructure to minimise costs and environmental impact.

The Boulton F well is currently at an advanced stage of drilling, while further wells are being planned in the Thames-Hewett area over the coming months.

Following completion of the acquisition Tullow now controls a valuable portfolio of Southern North Sea assets which is managed by an experienced team and we are actively seeking to complement these assets with other suitable acquisitions.

ONSHORE

Onshore United Kingdom, the Marishes-2 appraisal/exploration well in the North Yorkshire gas field complex was completed in


TULLOW

February. The well flowed on test at a rate of 11 mmscfd from the Kirkham Abbey Formation and 2.5 mmscfd from the Brotherton formation. The well has been tied in to the North Yorkshire infrastructure as feedstock for the Knapton Power Station, where production for the period averaged 4 mmscfd. We believe the discovery of new reserves in North Yorkshire enhances the prospectivity of the area and will ensure consistent production for many years to come.

INTERNATIONAL

Côte d'Ivoire

Drilling on the Espoir field offshore Côte d'Ivoire commenced in May following the installation of the east wellhead tower and the laying of a gas pipeline to shore. Seven deviated wells are being drilled from the tower in the initial phase and first production is expected in January 2002. The Floating Production Storage and Offtake vessel (FPSO) is in the final stages of being fitted out in Singapore and will reach Côte d'Ivoire in October. On the exploration front, a recent programme of 3D seismic has identified a very significant potential extension to the Espoir field. This prospect, known as Acajou, will be drilled in early 2002.

Bangladesh

In April 2001, Tullow and its partners, Chevron, Texaco and Bapex, signed the Production Sharing Contract in respect of Block 9 onshore Bangladesh, with Tullow holding a 30% interest and the operatorship. Tullow, in conjunction with partners, is currently planning an extensive programme of 3D seismic over the most prospective areas of the block with first drilling planned for the second quarter of 2002. Negotiations in relation to the similarly prospective Block 11 are continuing, however no outcome is anticipated before the forthcoming elections in Bangladesh.

Pakistan

In Pakistan production continued from the Sara and Suri fields at an average of 35 mmscfd and plans are being made for the Suri-2 development well to spud in October. In May Tullow received a request from WAPDA, the existing purchasers of gas from Sara and Suri, to initiate development of the pipeline and related facilities required to bring the Chachar field into production at a rate of 30 mmscfd. The Chachar field was discovered by Tullow in 1995 and Tullow holds a 75% stake.

India

In India various government approvals are being advanced to allow final ratification of the Reliance farm-in to 5 of Tullow's operated blocks. On the GK-OS-5 licence a total of 594 km 2D seismic was acquired and is currently being processed. Design and planning work is under way for a well in GK-OSJ-1 to appraise an existing gas accumulation.

Romania

A 350 km 2D survey and a 670 sq.km. geochemical survey are being conducted

in Blocks EPI-3 and EPI-8 in Romania with the first well planned for 2002.

Egypt

A farmout agreement was completed with Soekor for 50% of the North Abu Rudeis licence in Egypt. A two well exploration programme on this licence has now been agreed and drilling will start shortly.

Algeria

In March Tullow executed an Agreement with AGIP Algeria Exploration B.V. to acquire a 30% participating interest in Block 222b, in the prolific Illizi basin onshore Algeria. It is the first time that Tullow has undertaken a project in Algeria. The agreement remains subject to an official approval by the State Company Sonatrach and the relevant Algerian Authorities. A 1,000 km seismic infill programme and a geochemical survey have recently been completed with encouraging results and the first well on this licence is planned for 2002.

CORPORATE DEVELOPMENTS

The London office is in the process of moving to a new location at Old Burlington Street following the formation of a team to manage the North Sea Assets, while the first UK based AGM was held in London in May. In recognition of the increasing importance of the North Sea Assets to Tullow, John Lander was appointed to the Board on 21 March 2001.

In addition, in recent weeks Tullow has completed arrangements to establish a Level 1 ADR programme to facilitate US Investors. This programme will today be formally launched and declared effective. This follows upon a most encouraging introductory US Investor Relations programme early in 2001. We believe that the US has the potential to become a very important shareholder constituency for Tullow in the coming years and we may extend this programme to include a formal listing on NASDAQ or the New York Stock Exchange in the future.

OUTLOOK

The first half of 2001 has been a period of remarkable advances for Tullow. The Southern North Sea assets retain very significant upside, only a fraction of which has been realized to date and these, combined with the outstanding potential of the International portfolio, provide the opportunity for continued growth over the coming years.

I look forward to a very positive outcome to 2001 and further success in 2002.

Patrick Plunkett
Chairman
4th September 2001


TULLOW

Independent Review Report to the Shareholders of Tullow Oil plc

INTRODUCTION

We have been instructed by the company to review the financial information for the six months ended 30th June 2001 set out on pages 6 to 11 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial statements.

DIRECTORS' RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Board of Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group Management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th June 2001.

Robert J. Kidney & Co.
Chartered Accountants
12 College Green
Dublin 2

Arthur Andersen
Chartered Accountants
1 Surrey Street
London WC2R 2PS

4th September 2001

Consolidated Profit & Loss Account

Six Months Ended 30th June 2001

	6 Months 30.06.01 Unaudited Stg£'000	6 Months 30.06.00 Unaudited Stg£'000	12 Months 31.12.00 Audited Stg£'000
Turnover			
Existing Operations	**3,652**	4,577	7,782
Acquisition	**23,420**	-	-
Turnover - Continuing Operations	**27,072**	4,577	7,782
Cost of Sales			
Operating Costs	**(6,501)**	(1,596)	(2,811)
Depletion and Amortisation	**(7,946)**	(1,253)	(2,444)
	(14,447)	(2,849)	(5,255)
Administrative Expenses	**(1,424)**	(464)	(1,163)
Depreciation	**(31)**	(24)	(42)
	(1,455)	(488)	(1,205)
Operating Profit before Exploration Costs	**11,170**	1,240	1,322
Exploration Costs Written Off	**(2,383)**	(270)	(687)
Operating Profit/(Loss)			
Existing Operations	**(1,724)**	970	635
Acquisition	**10,511**	-	-
Operating Profit - Continuing Operations	**8,787**	970	635
Group Re-Organisation Costs	**-**	-	(338)
Profit on Ordinary Activities before Interest	**8,787**	970	297
Interest Receivable & Similar Income	**562**	268	968
Interest Payable	**(2,733)**	(250)	(472)
Profit on Ordinary Activities before Taxation	**6,616**	988	793
Taxation on Ordinary Activities	**(1,955)**	-	-
Net Profit	**4,661**	988	793
	Stg p	**Stg p**	**Stg p**
Earnings Per Share (Note 2)			
- Basic	**1.32**	0.36	0.26
- Diluted	**1.30**	0.36	0.25


TULLOW

Consolidated Balance Sheet

As at 30th June 2001

	6 Months 30.06.01 Unaudited Stg£'000	6 Months 30.06.00 Unaudited Stg£'000	12 Months 31.12.00 Audited Stg£'000
FIXED ASSETS			
Investments	**250**	-	-
Intangible	**29,552**	17,934	18,896
Tangible	**147,615**	25,532	35,952
	177,417	43,466	54,848
CURRENT ASSETS			
Stock	**773**	-	-
Debtors	**18,203**	3,963	8,165
Cash at Bank and in Hand	**37,109**	8,681	35,485
	56,085	12,644	43,650
CREDITORS - Amounts falling due within one year			
Bank Loans and Overdrafts	**20,382**	1,671	1,299
Trade and Other Creditors	**37,059**	5,812	8,288
	57,441	7,483	9,587
NET CURRENT (LIABILITIES)/ASSETS	**(1,356)**	5,161	34,063
TOTAL ASSETS LESS CURRENT LIABILITIES	**176,061**	48,627	88,911
CREDITORS - Amounts falling due after one year			
Bank Loans	**(57,351)**	(9,804)	(9,424)
Provisions for Liabilities and Charges			
Decommissioning Costs	**(30,159)**	(306)	(348)
NET ASSETS	**88,551**	38,517	79,139
CAPITAL AND RESERVES			
Equity Share Capital	**35,782**	27,075	35,248
Share Premium	**1,651**	-	-
Merger Reserve	**69,212**	36,158	69,212
Profit and Loss Account	**(18,094)**	(24,716)	(25,321)
EQUITY SHAREHOLDERS' FUNDS	**88,551**	38,517	79,139



Group Cash Flow Statement

Six Months Ended 30th June 2001

	6 Months 30.06.01 Unaudited Stg£'000	6 Months 30.06.00 Unaudited Stg£'000	12 Months 31.12.00 Audited Stg£'000
Net Cash Inflow from Operating Activities			
Operating Profit for the Period	**8,787**	970	635
Depletion and Amortisation	**7,946**	1,253	2,444
Depreciation of Other Fixed Assets	**31**	24	42
Exploration Costs	**2,383**	270	687
Increase in Operating Debtors	**(3,924)**	(1,106)	(474)
Increase in Operating Creditors	**2,264**	-	1,137
Increase in Stocks	**(773)**	-	-
Group Re-Organisation Costs	**-**	-	(338)
	16,714	1,411	4,133
Returns on Investments and Servicing of Finance	**(328)**	(216)	13
Capital Expenditure and Financial Investment	**(83,014)**	(12,023)	(27,054)
Net Cash Outflow before Use of Liquid Resources and Financing	**(66,628)**	(10,828)	(22,908)
Management of Liquid Resources - Term Deposits	**2,642**	9,904	(1,878)
Financing	**54,813**	26	38,973
(Decrease)/Increase in Cash	**(9,173)**	(898)	14,187
Reconciliation of Net Cash Flow to Movement in Net Funds/(Debt)			
(Decrease)/Increase in Cash for Period	**(9,173)**	(898)	14,187
Cash (Inflow)/Outflow from (Increase)/Decrease in Debt	**(66,348)**	961	1,445
Cash (Outflows)/Inflows from (Decrease)/Increase in Liquid Resources	**(2,642)**	(9,904)	1,878
Change in Net Cash arising from Cashflows	**(78,163)**	(9,841)	17,510
Translation Difference	**(325)**	722	907
Net Funds at Beginning of Period	**24,742**	6,325	6,325
Net (Debt)/Funds at End of Period	**(53,746)**	(2,794)	24,742


TULLOW

Group Cash Flow Statement (continued)

Six Months Ended 30th June 2001

Analysis of Changes in Net Funds/(Debt)

	01.01.01 Stg£'000	Cash Flow Stg£'000	Exchange Stg£'000	30.06.01 Stg£'000
Cash at Bank and in Hand	17,581	(6,535)	93	11,139
Overdrafts	(353)	(2,638)	12	(2,979)
	17,228	(9,173)	105	8,160
Debt Due Within One Year	(966)	(16,437)	-	(17,403)
Debt Due After One Year	(9,424)	(49,911)	(638)	(59,973)
	(10,390)	(66,348)	(638)	(77,376)
Term Deposits	17,904	(2,642)	208	15,470
Net Funds/(Debt)	24,742	(78,163)	(325)	(53,746)

Cash at Bank and in Hand at 30th June 2001 per the Group Balance Sheet includes £11,138,965 of Cash at Bank and in Hand, £15,470,014 of Term Deposits and £10,500,000 on Fixed Deposit in support of future decommissioning costs.

Long Term Loans are stated in the Group Balance Sheet net of related arrangement fees.

Notes to the Interim Financial Statements

1. Accounting Policies and Presentation of Financial Information

The financial information presented above does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31st December 2000 has been derived from the statutory accounts for that year. The statutory accounts, upon which the auditors issued an unqualified opinion, were delivered to the Registrar of Companies.

There are no changes to the accounting policies as set out on pages 41 and 42 of the Annual Report and Accounts for the year ended 31st December 2000.

The accounts are presented in Pounds Sterling following a decision to adopt the currency for reporting purposes. Comparative amounts, previously reported in euro, have been translated at the rates of exchange ruling at 30th June 2000 and 31st December 2000 respectively.

2. Earnings per Ordinary Share

The calculation of basic earnings per ordinary share is based on the Profit for the Period after Taxation of £4,661,274 (first half 2000 - £987,700) and a weighted average number of shares in issue of 354,378,682 (first half 2000 - 275,200,537).

The calculation of diluted earnings per share is based on the Profit for the Period after Taxation as for basic earnings per share. The number of shares is adjusted to show the potential dilution if employee and other share options are converted into ordinary shares. The weighted average number of shares in issue is increased to 359,138,284 (first half 2000 - 275,575,390).

3. Statement of Total Recognised Gains and Losses

	6 Months 30.06.01 Unaudited Stg£'000	6 Months 30.06.00 Unaudited Stg£'000	12 Months 31.12.00 Audited Stg£'000
Profit for Period	**4,661**	988	793
Currency translation adjustment on foreign currency net investments	**2,566**	(1,170)	(1,580)
Total Recognised Gains/(Losses)	**7,227**	(182)	(787)

Notes to the Interim Financial Statements (continued)

4. Proven and Probable Reserves Summary

	EUROPE		AFRICA		ASIA		TOTAL		
	Oil MMBO	Gas BCF	Oil MMBO	Gas BCF	Oil MMBO	Gas BCF	Oil MMBO	Gas BCF	Petroleum MMBOE
At 1st January 2001	0.18	17.23	33.01	40.74	-	183.51	33.19	241.48	73.44
Acquisitions/Disposals	-	226.80	-	-	-	-	-	226.80	37.80
Production	*(0.01)*	*(9.64)*	-	-	-	(2.40)	(0.01)	(12.04)	(2.02)
At 30th June 2001	0.17	234.39	33.01	40.74	-	181.11	33.18	456.24	109.22

5. Dividends

No dividend was declared in the half year to 30th June 2001 or in 2000.

6. Auditors' Review

The interim accounts (unaudited) have been reviewed by the Group's joint auditors, Arthur Andersen and Robert J. Kidney & Co. and their Review Report is set out on page 5.

7. Approval of Accounts

These interim accounts (unaudited) were approved by the Board of Directors on 4th September 2001.


TULLOW

Tullow Oil plc
5th Floor
30 Old Burlington Street
London SW1Y 6LA

Tel: +44 20 7333 6800
Fax: +44 20 7333 6830

Tullow Oil plc
Airfield House, Airfield Park
Donnybrook
Dublin 4

Tel: +353 1 260 2611
Fax: +353 1 260 2672

info@tullowoil.ie
www.tullowoil.ie

www.tullowoil.ie